                                            Filed Pursuant to Rule No. 424(b)(3)
                                                      Registration No. 333-53582


                                  PROSPECTUS


                                175,000 SHARES

                                    [LOGO]

                      INCARA PHARMACEUTICALS CORPORATION
                                 COMMON STOCK

                                 _____________


     This is a resale prospectus for the resale of 175,000 shares of our common stock by Knoll AG.

     Our common stock is traded on the Nasdaq National Market under the symbol "INCR." On January 19, 2001, the last sale price of our common stock on the Nasdaq National Market was $2.875 per share.


     Investing in our securities involves risks. See "Risk Factors" beginning on page 2.

     Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.


               The date of this prospectus is January 23, 2001.

                               TABLE OF CONTENTS


                                                                           Page
Prospectus Summary.....................................................      1
Risk Factors...........................................................      2
Forward-Looking Statements.............................................      8
Use of Proceeds........................................................      8
Dividend Policy........................................................      8
Market for Securities..................................................      9
Selected Financial Data................................................      9
Unaudited Pro Forma Consolidated Financial
 Information...........................................................     11
Management's Discussion and Analysis of
 Financial Condition and Results of....................................     12
  Operations................................
Recent Developments....................................................     16
Business...............................................................     18
Management.............................................................     30
Certain Relationships and Related Transactions.........................     34
Principal Stockholders.................................................     35
Description of Capital Stock...........................................     37
Selling Stockholder....................................................     39
Plan of Distribution...................................................     39
Legal Matters..........................................................     39
Experts................................................................     39
Where You Can Find More Information....................................     40
Index to Consolidated Financial Statements.............................    F-1

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                             PROSPECTUS SUMMARY

     Because this is a summary, it does not contain all the information that may be important to you. You should read carefully the entire prospectus, including "Risk Factors" and the financial statements, before you decide whether to invest in our common stock.

                      Incara Pharmaceuticals Corporation

Our Business

     Incara Pharmaceuticals Corporation develops innovative pharmaceutical products and treatments for major diseases afflicting large patient populations. We are currently developing a diversified portfolio of three potentially breakthrough treatments. Each of these products targets a medical disorder for which there are no fully effective treatments. These three products are as follows:

     .    OP2000, an ultra-low molecular weight heparin.  Heparin is a naturally occurring mixture of substances produced by the human body with anti-clotting and anti-inflammatory properties. OP2000 is derived from heparin by breaking it down into smaller molecules. Lower weight, or smaller, molecules of heparin may prove to have certain advantages over heparin itself, including better safety, efficacy and convenience. We are testing OP2000 as a treatment for inflammatory bowel disease, or IBD, in a Phase 2/3 clinical trial. IBD is a debilitating disease of the intestinal tract that includes ulcerative colitis and Crohn's disease. Approximately two million patients suffer from IBD in the United States and Europe combined. Ulcerative colitis can be so debilitating that up to 20% of patients opt for removal of their colon as a cure.

     .    Liver precursor cell transplant, as a treatment for liver failure.
Liver precursor cells are young cells found in the human liver that can grow and divide many times. Our process purifies liver precursor cells from the livers of organ donors with the expectation that these cells would be transplanted into human patients with chronic liver disease. We believe the cells will then be able to grow and expand to create new tissue in the liver. Currently, there are an estimated 300,000 hospitalizations for chronic liver disease each year in the United States, 30,000 of which result in death. There are, however, only approximately 4,800 donor livers available annually in the United States and over 16,500 people on the liver transplant waiting list. The number of patients with such severe cirrhosis that they could become candidates for a transplant exceeds 100,000. Additionally, with the recent growth in interest in human genomics, our liver precursor cell technology can assist in determining which genes are active at the various stages in a liver cell's maturation, providing valuable genomic information for drug research.

     .    Small molecule catalytic antioxidants, as a treatment for stroke and heart attack. Antioxidants destroy free radicals, which damage cells within the human body and are thought to play a role in stroke, heart attack and other illnesses. Catalytic antioxidants, unlike other antioxidants, are not consumed by their reaction with free radicals and, therefore, can destroy many free radicals. An estimated 500,000 to 700,000 individuals suffer strokes in the United States each year, with estimated direct costs of treating stroke exceeding $40 billion annually. Our lead catalytic antioxidant molecule significantly reduced damaged brain tissue when administered as late as 7.5 hours after obstruction of blood flow in an animal model of stroke.

     These three programs reflect our business strategy of building a diversified portfolio of innovative potential treatments by identifying research discoveries from leading academic research centers. Incara applies human and financial resources to these academic programs in order to focus efforts on pharmaceutical development, including clinical trials. Our goal is to bring these products to market. We choose products for our portfolio that have large potential patient markets and can be studied in clinical trials for a reasonable expenditure of time and money.

     We generally plan to enter into relationships with companies that have manufacturing, sales or marketing capabilities to bring our products to market. We believe these relationships will provide funding for the commercialization of our products and allow us to maintain our low fixed cost structure. We generally intend to wait until we begin to receive indications that the products work before entering into these relationships, which should allow us to negotiate more favorable terms.

Our History

     Our company was incorporated in Delaware as Intercardia, Inc. in 1994. In July 1999 our company changed its name to Incara Pharmaceuticals Corporation.

                             Corporate Information

     Our executive offices are located at 3200 East Highway 54, Cape Fear Building, Suite 300, P.O. Box 14287, Research Triangle Park, North Carolina 27709, and our telephone number at that location is (919) 558-8688. Our primary Web site is located at www.incara.com. Information on our Web sites is not part
                       --------------
of this prospectus.

     "Incara" and our logo are registered trademarks. Each other trademark, trade name or service mark appearing in this prospectus belongs to its holder. In addition, www.incara.com is a domain name that is owned by Incara.
             --------------


                                  RISK FACTORS

     You should be aware that there are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

     If any of the following risks, or other risks not known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

We will continue to incur substantial losses and we might never achieve a profit.

     As of September 30, 2000, we had an accumulated deficit of $83,907,000 from our research, development and other activities. We have not generated any revenues from product sales and do not expect to do so for several years, at least. In the past, most of our revenues have come from collaborators who reimbursed us for research and development activities.

If we do not raise significant additional capital, we will be unable to fund all of our research and development activities and will need to eliminate or curtail these programs.

     One of the most significant issues we face is adequate funding of our existing projects. As of September 30, 2000, we had cash and investments of $6,555,000. While we believe our existing financial resources are adequate to fund operations through fiscal 2001, we intend to rely on financing arrangements we have with Torneaux Fund Ltd. and with Elan Corporation, plc or other financing arrangements to support a higher level of research and development efforts during fiscal 2001.

     Our financial requirements during 2001 and over the longer term will depend upon the success of our research and development programs and our ability to enter into new collaborations that provide fees and research and development funding. If some or all of our programs continue to show scientific progress, we will need significant additional funds to move compounds through the preclinical stages and into clinical trials. If we are unable to raise the amount of capital necessary to complete development and reach commercialization of any of our therapeutic products, we will need to delay or cease development of one or more of our products.

The ownership interest of our stockholders will be substantially diluted by future issuances of stock, including new offerings and exercises of currently outstanding options and warrants.

     As of November 30, 2000, Incara had 7,365,849 shares of common stock outstanding. Options to purchase a total of 2,500,000 shares of Incara common stock may be granted under the 1994 Stock Option Plan to our employees, directors and consultants. As of November 30, 2000, options to purchase 1,941,160 shares at exercise prices ranging from $0.04 to $20.50, with a weighted average exercise price of $3.09, and warrants to purchase

66,816 shares at exercise prices ranging from $8.25 to $13.49 were outstanding. In addition, we have reserved 80,928 shares for issuance pursuant to our Employee Stock Purchase Plan.

     We intend to sell new shares of our common stock or preferred stock during the next year to meet our capital requirements, including the issuance of up to 2,940,332 shares of our common stock to Torneaux Fund Ltd. discussed below, and stock to be issued to Elan as discussed in "Recent Developments". All of these issuances of stock will dilute the ownership interests of the existing stockholders. The threat of dilution posed by shares available for future sale could reduce the market price of our common stock and could make it more difficult for us to raise funds through equity offerings in the future.

Stockholders might experience significant dilution from our issuance to Torneaux Fund Ltd. of up to 2,940,332 shares, or 28.5% of the total number of our shares which would then be outstanding, based on shares outstanding as of November 30, 2000.

     In August 2000, we entered into a financing arrangement with Torneaux Fund Ltd. under which we will sell our common stock to Torneaux and also issue to Torneaux warrants which are convertible into our common stock. The issuance of up to 2,940,332 shares of our common stock (including shares covered by warrants) to Torneaux under this financing arrangement will have a dilutive effect on our stockholders of as much as 28.5% of the total number of shares which would then be outstanding, based on the 7,365,849 shares of common stock outstanding on November 30, 2000. The number of shares that we issue to Torneaux under the agreement is based upon a discount to the daily weighted average market price of our stock over a 20-day trading period. If and as the market price declines, the number of shares which may be sold to Torneaux will increase. If we sell shares to Torneaux at a time when our stock price is low, our stockholders would be significantly diluted. In addition, the perceived risk of dilution by Torneaux and our other stockholders might cause them to sell their shares, which could further decrease the market price of our shares. Torneaux's resale of our common stock will increase the number of our publicly traded shares, which could also lower the market price of our common stock.

A return on your investment in our common stock will be dependent on an increase in the price of our common stock, which has fluctuated between $0.50 and $11.00 in the last two years.

     There is no set yield on our common stock. In addition, we do not currently anticipate paying cash dividends on our common stock because we intend to retain all earnings for the foreseeable future to fund our business operations. As a result, anyone investing in our common stock must look to an increase in its price to derive any value on their investment.

Our common stock is not actively traded and the price of our common stock has fluctuated from $0.50 to $11.00 in the last two years; and the sale of shares to Torneaux and shares registered in this offering could cause our stock price to decline.

     Our common stock is listed on the Nasdaq National Market System under the symbol "INCR." The public market for our common stock has been characterized by low and/or erratic trading volume, often resulting in price volatility. An active public market for our common stock might be limited because of the small number of shares outstanding, the limited number of investors and the small market capitalization (which is less than that authorized for investment by many institutional investors).

     All shares registered in this offering will be freely tradable upon effectiveness of the registration statement of which this prospectus is a part. In addition, all 2,940,332 shares of our common stock that we might issue to Torneaux have been registered for resale with the SEC and will be freely tradable. The sale of a significant amount of shares sold to Torneaux or shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile.

     The market price of our common stock also is subject to wide fluctuations due to factors that we can not control, including the results of preclinical and clinical testing of our current products, decisions by collaborators regarding product development, regulatory developments, market conditions in the pharmaceutical and biotechnology industries, future announcements concerning our competitors, adverse developments concerning proprietary rights, public concern as to the safety or commercial value of our products, and general economic conditions.

     Furthermore, the stock market has experienced significant price and volume fluctuation unrelated to the operating performance of particular companies. These market fluctuations can adversely affect the market price and volatility of our common stock.

Our research and development programs are at an early stage and therefore might never develop viable products.

     Our product programs are in the early stages of development, involve unproven technology, require significant further research and development and regulatory approvals, and are subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that any or all of these proposed products or procedures are found to be unsafe or ineffective, or otherwise fail to receive necessary regulatory approvals; that the proposed products or procedures are uneconomical to market or do not achieve broad market acceptance; that third parties hold proprietary rights that preclude us from marketing them; or that third parties market a superior or equivalent product. Further, the timeframes for commercialization of any products are long and uncertain, because of the extended testing and regulatory review process required before marketing approval can be obtained.

A failure to obtain or maintain patent and other intellectual property rights would allow others to develop and sell products similar to ours, which could impair our business.

     The success of our business depends, in part, on our ability to establish and maintain adequate protection for our intellectual property, whether owned by us or licensed from third parties. We rely primarily on patents in the United States and in other key markets to protect our intellectual property. If we do not have patent protection, other companies could sell substantially identical products as ours, without incurring any liability to us. Patent prosecution, maintenance and enforcement on a global basis is expensive, and many of these costs must be incurred before we know whether a product covered by the claims will be successfully developed or marketed.

     Even if we expend considerable time and money on prosecution, a patent application might never issue as a patent. We can never be certain that we were the first to invent the particular technology or that we were the first to file a patent application for the technology, because United States patent applications are maintained in secrecy until a patent issues. Publications in the scientific or patent literature generally do not identify the date of an invention, so it is possible that a competitor could be pursuing the same invention and have an earlier invention date than ours.

     Even if patents issue, the claims allowed might not be sufficiently broad to protect our technology against competitive products. Patent protection differs from country to country, giving rise to increased competition from other products in countries where patent coverage is weak or not enforced. Once a patent issues, we still face the risk that others will try to design around our patent or will try to challenge or invalidate the patent. If a patent were invalidated, we could be subject to significant liabilities to a third party, be required to license the invention from a third party, or be prevented from using the invention altogether. The cost of litigation can be substantial, even if we prevail.

If a third party were to bring an infringement claim against us, we would incur significant costs in our defense; if the claim were successful, we would need to obtain licenses to develop non-infringing technology.

     Our business also depends on our ability to develop and market products without infringing patents or other proprietary rights of others and without breaching the scope of the licenses related to our intellectual property. The pharmaceutical industry is subject to frequent and protracted litigation regarding patent and other intellectual property rights. Most companies have numerous patents that protect their intellectual property rights. These third parties might assert claims against us with respect to our product candidates and future products. If litigation were required to determine the validity of a third party's claims, we could spend significant resources and be distracted from our core business activities, regardless of the outcome. If we did not prevail in the litigation, we could be required to license a third party's technology, which might not be possible on satisfactory terms, or discontinue our own activities and develop non-infringing technology, any of which could delay our development programs.

     We have the exclusive license from Opocrin S.p.A., in all countries other than Japan and Korea, to develop and market OP2000. This license is based on an issued patent held by Opocrin claiming a heparin derivative with a specified range of molecular weight. We also have a non-exclusive license from Opocrin to practice certain related patents, to the extent required for our activities related to OP2000. We are aware of a recently issued patent claiming the use of certain fractions of heparin for the treatment of inflammatory bowel disease.
We do not believe the development of OP2000 will require the licensing of this patent. If OP2000 were to be determined to fall within the scope of this patent and if the patent's claims were found to be valid, we would have to license this patent in order to commercialize OP2000. We might not be able to license this patent at a reasonable cost which would result in our not being able to market OP2000. Uncertainty regarding the scope or validity of this patent might deter companies from collaborating with us for the development and commercialization of OP2000.

Protection of trade secret and confidential information is difficult, and loss of confidentiality could eliminate our competitive advantage.

     In addition to patent protection, we rely on trade secrets, proprietary know-how and confidential information to protect our technological advances. We use confidentiality agreements with our employees, consultants and collaborative partners to maintain the proprietary nature of this technology. However, confidentiality agreements can be breached by the other party, which would make our trade secrets and proprietary know-how available for use by others. There is generally no adequate remedy for breach of confidentiality obligations. In addition, the competitive advantage afforded by trade secrets is limited because a third party can independently discover or develop something identical to our own trade secrets or know-how, without liability to us.

     If our employees, consultants or collaborators were to use information improperly obtained from others (even if unintentional), disputes could arise as to ownership and rights in any resulting know-how or inventions.

Our research and development programs rely on technology licensed from third parties, and termination of any of those licenses would result in loss of significant rights to develop and market our products, which would impair our business.

     We have exclusive worldwide rights to our antioxidant small molecule technology through license agreements with Duke University and National Jewish Medical Center. We also have the worldwide exclusive rights to patents licensed from Albert Einstein College of Medicine and patent applications and rights to license future technology arising out of research sponsored at the University of North Carolina at Chapel Hill (related to the liver precursor cell program) and National Jewish Medical Center (related to antioxidant small molecules). Key financial and other terms, such as royalty payments, for the licensing of this future technology would still need to be negotiated with the research institutions, and it might not be possible to obtain any such license on terms that are satisfactory to us.

     Our licenses generally may be terminated by the licensor if we fail to perform our obligations, including obligations to develop the compounds and technologies under license. If terminated, we would lose the right to develop the products, which could adversely affect our business. The license agreements also generally require us to meet specified milestones or show reasonable diligence in development of the technology. If disputes arise over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreements are disputed by the other party, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.

We need to obtain collaborative arrangements for manufacturing and marketing of our potential products, or we will have to develop the expertise, obtain the additional capital and spend the resources to perform those functions.

     We do not have the staff or facilities to manufacture or market any products being developed in our programs. We need to enter into collaborative arrangements in the future to develop, commercialize, manufacture and market products emerging from our antioxidant program. We also might seek a company to develop the manufacturing capability for the liver precursor cell therapy being developed by us and intend to seek a company to work with on development of a liver assist device. We also plan to seek companies to market and manufacture OP2000.

     A large number of small biotechnology companies are seeking collaborators, some of whom compete in the same therapeutic areas as our programs, and obtaining and maintaining new collaborative arrangements will be difficult. We might not be successful in entering into third party arrangements on acceptable terms, if at all. If we are unable to obtain or retain third-party manufacturing or marketing on acceptable terms, we might be delayed in our ability to commercialize products. Substantial additional funds and personnel would be required if we needed to establish our own manufacturing or marketing operations. We might not be able to obtain adequate funding or establish such capabilities at all or in a cost-effective manner.

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     Even if we do succeed in obtaining a collaborator for any of our programs, the product might not be commercialized profitably, if at all. The compensation owed to our manufacturers and marketers will reduce our profit margins and might delay or limit our ability to develop, deliver and sell products on a timely and competitive basis. Furthermore, one of these companies could pursue alternative technologies or develop alternative compounds either on its own or in collaboration with others, targeted at the same diseases as those involved in our programs.

     A manufacturer must conform to FDA regulations for the production and packaging of products. If any of our manufacturers can not meet our needs or applicable regulatory standards with respect to the timing, quantity or quality of products, our development programs would be delayed.

     We are in discussions with third parties to conduct the cell processing to produce the liver precursor cells being developed by Incara. To begin clinical trials, we must contract with a supplier to isolate the liver precursor cells in compliance with FDA regulations. We have not yet established the terms of any supply arrangement, and we might not be able to enter into any arrangements on satisfactory terms. We also must establish and maintain sources of livers or liver tissues from which the precursor cells can be isolated. We have historically relied on several suppliers of liver tissues for research, but entering into the clinical trial stage of development will increase our needs. For clinical trials and ultimately for commercialization, we plan to obtain, from the traditional organ transplant donor programs, livers which are not suitable for full liver transplant.

If we cannot retain or hire qualified personnel, our programs could be delayed.

     We have only 21 employees and are highly dependent on the principal members of the management and scientific staff, including in particular Clayton I. Duncan, our Chairman, President and Chief Executive Officer. We also are highly dependent on the academic collaborators for each of our programs. The loss of key employees or academic collaborators could delay progress in our programs or result in termination of them in their entirety.

     We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face competition for the kinds of personnel from other companies, research and academic institutions, government entities and other organizations. We might not be successful in hiring or retaining the personnel needed for success.

If we do not obtain and maintain government authorizations to manufacture and market products, our business will be significantly harmed.

     Our research and development activities and the manufacturing and marketing of our products are subject to extensive regulation by governmental authorities in the United States and other countries. Clinical trials and the manufacturing and marketing of products are subject to the testing and approval processes of the FDA and foreign regulatory authorities. The process of obtaining required regulatory approvals for our products from the FDA and other regulatory authorities takes many years and is expensive. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, and if regulatory authorities do not agree with our analyses of data, our product programs could be delayed or regulatory approval could be withheld. Additional government regulations might be promulgated which could delay or prevent regulatory approval of our products. Even if these approvals are obtained, post-marketing, adverse events or other monitoring of the products could result in suspension or limitation of the approvals.

Product liability claims, if asserted against us in the future, could exceed our insurance coverage and use our cash resources.

     The pharmaceutical and biotechnology business exposes us to the risk of product liability claims alleging that use of our products caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of pharmaceutical products, and might be made directly by patients involved in clinical trials of our products, by consumers or healthcare providers or by organizations selling such products. Product liability claims can be expensive to defend even if the product did not actually cause the injury or harm.

     Insurance covering product liability claims becomes increasingly expensive as a product moves through the development pipeline to commercialization. We have obtained limited product liability insurance coverage for the clinical trials for OP2000. However, the available insurance coverage might not be sufficient to cover us against all potential losses due to liability, if any, or to the expenses associated with defending liability claims. A product liability claim successfully asserted against us could exceed our coverage and require us to use our own cash resources, which would then not be available for our own products.

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

     In addition, some of our licensing agreements with third parties require us to maintain product liability insurance. If we can not maintain acceptable amounts of coverage on commercially reasonable terms, the corresponding agreements would be subject to termination.

The costs of compliance with environmental, safety and similar laws could increase our cost of doing business or subject us to liability in the event of noncompliance.

     Our business is subject to regulation under state and federal laws regarding occupational safety, laboratory practices, environmental protection and the use, generation, manufacture, storage and disposal of hazardous substances. We might be required to incur significant costs in the future to comply with existing or future environmental and health and safety regulations. Our research activities involve the use of hazardous materials, chemicals and radioactive compounds. Although we believe that our procedures for handling such materials comply with applicable state and federal regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be liable for any resulting damages.

Provisions of our charter documents and Delaware law could lead to entrenchment of our management which could discourage or delay offers to acquire Incara, which might reduce the market price of our common stock and the voting rights of the holders of common stock.

     Provisions of our charter documents and Delaware law make it more difficult for our stockholders to change the directors of Incara or for a third party to acquire Incara, and might discourage a third party from offering to acquire Incara, even if a change in control or in management would be beneficial to our stockholders. These provisions also could limit the price that certain investors might be willing to pay in the future for shares of common stock.

     The Board of Directors of Incara has the authority to issue up to 3,000,000 shares of preferred stock in one or more series, and to determine the prices, rights, preferences, privileges and restrictions, including voting rights, of the shares within each series without any further vote or action by the stockholders. The rights of the holders of Incara common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future, including shares of non-voting preferred stock to be issued to Elan. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of the outstanding voting stock.

     Further, some provisions of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving Incara. Incara is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. While such provisions are intended to enable the Incara Board of Directors to maximize stockholder value, they might have the effect of discouraging takeovers that could be in the best interest of some stockholders. Such provisions could reduce the market value of Incara's common stock in the future.

We remain contingently liable for certain IRL obligations.

     Despite the sale of Incara Research Laboratories, or IRL, in December 1999 to a private pharmaceutical company, we remain contingently liable through May 2007 on debt and lease obligations assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey. If the purchaser were to default, or the lender or landlord otherwise collect from us, our financial condition would be materially adversely affected. This contingent liability was approximately $8,328,000 in September 2000 and should decline on an approximately straight-line basis to zero in May 2007.

If we do not reach the market with our products before our competitors offer products for the same use, or if we do not compete effectively in marketing our products, the revenues from product sales, if any, will be reduced.

     We face intense competition in all of our development programs. The markets for therapeutic products that address inflammatory, liver and pulmonary diseases are large and competition is expected to increase. Our most significant competitors are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales and marketing, and human resources than us. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.


If we fail to meet Nasdaq National Market listing requirements, our common stock will be delisted and become illiquid.

     Our common stock is currently listed on the Nasdaq National Market. Nasdaq has requirements that a company must meet in order to remain listed on the Nasdaq National Market. If we continue to experience losses from our operations or we are unable to raise additional funds, we might not be able to maintain the standards for continued quotation on the Nasdaq National Market, including a minimum bid price requirement of $1.00.

     If as a result of the application of these listing requirements, our common stock were delisted from the Nasdaq National Market, our stock would become harder to buy and sell. Further, our stock could be subject to what are known as the "penny stock" rules. The penny stock rules place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, if we were removed from the Nasdaq National Market, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline.
As a result, your ability to resell your shares of our common stock could be adversely affected.


                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. You can identify forward-looking statements by terminology such as "may," "might," "will," "could," "should," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results might differ materially from any forward-looking statement due to various risks, uncertainties and contingencies, including:

     .    The success or failure of our efforts to implement our business strategy;
     .    The early stage of the products we are developing;
     .    Uncertainties relating to clinical trials and regulatory reviews;
     .    The need for additional funds;
     .    Competition and dependence on collaborative partners;
     . The other factors discussed in the "Risk Factors" section and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.


                                USE OF PROCEEDS

     The proceeds from the resale of our common stock by Knoll AG will be received directly by Knoll as the selling stockholder. We will receive no proceeds from the resale of the common stock offered by Knoll under this prospectus.


                                DIVIDEND POLICY

     We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. In addition, any preferred stock to be issued and any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund future growth.

                             MARKET FOR SECURITIES

     Our common stock trades on the Nasdaq National Market under the symbol "INCR". The following sets forth the quarterly high and low sales prices as reported by Nasdaq for the periods indicated. These prices are based on quotations between dealers, which do not reflect retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

                                                                                 High      Low
                                                                               --------  --------
     Fiscal Year Ended September 30, 1999
          October 1, 1998 through December 31, 1998.......................     $ 10 1/8  $  3 3/8
          January 1, 1999 through March 31, 1999..........................       15 1/2     5
          April 1, 1999 through June 30, 1999.............................        8 1/4     4 1/16
          July 1, 1999 through September 30, 1999.........................        5 5/8       1/2

     Fiscal Year Ended September 30, 2000
          October 1, 1999 through December 31, 1999.......................        1 13/16     1/2
          January 1, 2000 through March 31, 2000..........................       11         1 17/32
          April 1, 2000 through June 30, 2000.............................        6 1/8     1 1/2
          July 1, 2000 through September 30, 2000.........................        4 3/4     1 11/16

     Fiscal Year Ending September 30, 2001
          October 1, 2000 through December 31, 2000.......................        3 3/4     1 13/16
          January 1, 2001 through January 19, 2001........................        3         1 7/8

     As of November 30, 2000, the number of record holders of our common stock was 143 and we estimate that the number of beneficial owners was approximately 5,000.



                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We derived the consolidated statements of operations data for the fiscal years ended September 30, 1996, 1997, 1998, 1999 and 2000 and the consolidated balance sheet data at September 30, 1996, 1997, 1998, 1999 and 2000 from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and, except for the consolidated statements of operations for the fiscal years ended September 30, 1996 and 1997 and the consolidated balance sheet data at September 30, 1996, 1997 and 1998, are included elsewhere in this prospectus.

     The unaudited quarterly financial information is derived from our financial records and includes all adjustments (consisting only of normal recurring adjustments) necessary to present our quarterly consolidated financial position for the respective periods.

     Please be advised that historical results are not necessarily indicative of the results to be expected in the future, particularly given our acquisition and disposition history. Our historical cash expenditures prior to December 31, 1999 were significantly higher than our current cash spending rate. This lower level of expenditures has resulted from the discontinuance of the IRL and BEXTRA(R) programs (see "Business - Discontinued Programs").

STATEMENT OF OPERATIONS DATA:
(in thousands, except per share data)

                                                                                     Year Ended September 30,
                                                                 ---------------------------------------------------------------
                                                                   2000          1999          1998          1997          1996
                                                                   ----          ----          ----          ----          ----
Revenue:
     Contract and license fee revenue..........................  $    100      $  2,088      $  6,121      $  5,360      $ 5,348
                                                                 --------      --------      --------      --------      -------

Costs and expenses:
     Research and development..................................     7,645        18,996        16,799        19,972        5,276
     Purchase of in-process research and development...........     6,664             -         5,343           411          350
     General and administrative................................     2,613         3,045         3,509         4,179        3,396
                                                                 --------      --------      --------      --------      -------

       Total costs and expenses................................    16,922        22,041        25,651        24,562        9,022
                                                                 --------      --------      --------      --------      -------

Loss from operations...........................................   (16,822)      (19,953)      (19,530)      (19,202)      (3,674)
Gain on sale of division.......................................     9,751             -             -             -            -
Investment income, net.........................................       406           355           384           831          719
Income taxes...................................................         -             -             -             -          (37)
Minority interest..............................................         -             -             -           568         (568)

                                                                 --------      --------      --------      --------      -------
Net loss.......................................................  $ (6,665)     $(19,598)     $(19,146)     $(17,803)     $(3,560)
                                                                 ========      ========      ========      ========      =======

Net loss per common share:
     Basic and diluted.........................................  $  (1.06)     $  (2.98)     $  (2.69)     $  (2.55)     $ (0.59)
                                                                 ========      ========      ========      ========      =======

Weighted average common shares outstanding:
     Basic and diluted.........................................     6,312         6,583         7,113         6,982        6,062
                                                                 ========      ========      ========      ========      =======

BALANCE SHEET DATA:
(in thousands)

                                                                                         September 30,
                                                               -----------------------------------------------------------------
                                                                2000          1999           1998          1997            1996
                                                                ----          ----           ----          ----            ----
Cash and cash equivalents and marketable securities........   $  6,555      $  4,960      $  23,562      $  37,580      $  37,391
Working capital............................................   $  4,662      $  2,207      $  14,607      $   9,855      $  28,870
Total assets...............................................   $  7,348      $  8,044      $  27,836      $  42,623      $  40,650
Long-term portion of capital lease obligations and
     notes payable.........................................   $     43      $    981      $   1,593      $   2,128      $     896
Total liabilities..........................................   $  2,536      $  4,253      $   8,160      $  29,167      $   9,401
Total stockholders' equity.................................   $  4,812      $  3,791      $  19,676      $  13,456      $  30,680

QUARTERLY FINANCIAL DATA (unaudited):
(in thousands, except per share amounts)

                                               First            Second           Third           Fourth            Total
                Fiscal 2000                   Quarter          Quarter          Quarter          Quarter            Year
                -----------                   -------          -------          -------          -------            ----
Total Revenue                                 $   100          $     -          $     -          $     -         $    100
Net income (loss)                             $ 6,923          $(8,460)         $(2,944)         $(2,184)        $ (6,665)
Net income (loss) per common share:
     Basic................................    $  1.33          $ (1.53)         $ (0.41)         $ (0.30)        $  (1.06)
     Diluted..............................    $  1.26          $ (1.53)         $ (0.41)         $ (0.30)        $  (1.06)

                Fiscal 1999
                -----------
Total Revenue                                 $   191          $   209          $   188          $ 1,500         $  2,088
Net loss                                      $(6,121)         $(6,176)         $(4,119)         $(3,182)        $(19,598)
Net loss per common share:
     Basic.................................   $ (0.84)         $ (0.85)         $ (0.56)         $ (0.73)        $  (2.98)
     Diluted...............................   $ (0.84)         $ (0.85)         $ (0.56)         $ (0.73)        $  (2.98)

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The consolidated financial statements of Incara are included elsewhere in this prospectus. You should read the unaudited pro forma consolidated financial information presented herein in conjunction with those financial statements and related notes.

     The unaudited pro forma consolidated financial information of Incara for the year ended September 30, 2000 include adjustments to give effect in the unaudited pro forma condensed consolidated statement of operations for the disposition of IRL as if it had occurred on October 1, 1999.

     The unaudited pro forma condensed consolidated statements of operations are provided for informational purposes and are not necessarily indicative of the results of operations that would have been achieved had the transactions been in effect as of the beginning of the period presented and are not necessarily indicative of future results of operations.

                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     (In thousands, except per share data)

                                                       Fiscal Year Ended September 30, 2000
                                                  ----------------------------------------------
                                                                     Pro Forma
                                                   Consolidated     Adjustments      Pro Forma
                                                      Actual           - IRL        As Adjusted
                                                  --------------   -------------   -------------
Revenue:
     Contract and license fee revenue..........     $      100       $     100       $        -
                                                    ----------       ---------       ----------

Costs and expenses:
     Research and development..................          7,645           1,339            6,306
     Purchased in-process research
       and development.........................          6,664               -            6,664
     General and administrative................          2,613               -            2,613
                                                    ----------       ---------       ----------

          Total costs and expenses.............         16,922           1,339          (15,583)
                                                    ----------       ---------       ----------

Loss from operations...........................        (16,822)         (1,239)         (15,583)
Gain on sale of division.......................          9,751           9,751                -
Interest income, net...........................            406             (37)             443
                                                    ----------       ---------       ----------

Net income (loss)..............................     $   (6,665)      $   8,475       $  (15,140)
                                                    ==========       =========       ==========

Net loss per common share:
     Basic.....................................     $    (1.06)                      $    (2.40)
                                                    ==========                       ==========

     Diluted...................................     $    (1.06)                      $    (2.40)
                                                    ==========                       ==========

Weighted average common shares
     outstanding...............................          6,312                            6,312
                                                    ==========                       ==========

     The pro forma adjustments reflect the elimination of revenue and expenses related to IRL for the fiscal year ended September 30, 2000 as if the IRL sale had occurred at the beginning of the fiscal year. The pro forma adjustments also reflect the elimination of the gain recognized on the sale of IRL.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and the notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We conduct discovery and development programs in three areas: (1) inflammatory bowel disease, using an ultra-low molecular weight heparin known as OP2000; (2) liver disorders, using liver precursor cell therapy; and (3) small molecule antioxidants as a treatment for disorders resulting from obstruction of blood flow, such as stroke and heart attack. Our current programs reflect our business strategy of building a diversified portfolio of innovative therapeutic products by advancing basic and clinical research discoveries from leading academic research centers. Our strategy for bringing promising treatments to the market includes entering into relationships with companies who have the manufacturing, sales and marketing capabilities that we do not have. We believe that collaborative agreements can provide funding and expertise for the commercialization of our products, and allow us to maintain a lower fixed cost structure.

     On March 31, 2000, Incara acquired all of the minority interests of Renaissance Cell Technologies, Inc. and Aeolus Pharmaceuticals, Inc. Prior to this acquisition, Incara owned 78.0% of Renaissance and 65.8% of Aeolus.

Incara issued 1,220,041 shares of its common stock for the subsidiaries' minority ownership. We accounted for the acquisition using the purchase method of accounting with a total purchase price of $6,664,000. We allocated the total purchase price to purchased in-process research and development and immediately charged it to operations because at the date of the acquisition the in-process research purchased was in preclinical stages, feasibility had not been established and we deemed it to have no alternative future use. We estimated at the acquisition date that Renaissance and Aeolus would need to spend in excess of an additional $50,000,000 to complete the research and development and that it would be at least 2006 before the research and development is completed. We might share the cost to complete research and development for these programs with collaborative partners in the future. The acquisition of these minority interests should not have a significant impact on future operating results because we previously recognized all losses of Renaissance and Aeolus due to our majority interest in the subsidiaries.

     On December 29, 1999, we sold our anti-infective division, known as Incara Research Laboratories, or IRL, to a private pharmaceutical company for $11,000,000 in cash and the right to receive future payments totaling up to an additional $4,000,000 if a compound originating from a collaboration with Merck & Co., Inc. reaches preclinical and clinical trial milestones. We currently do not expect to receive any additional payments from the purchaser. The transaction involved the sale of assets associated with IRL, including rights under the collaboration with Merck and the assumption of related liabilities by the purchaser. We remain contingently liable through May 2007 on debt and lease obligations of approximately $8,328,000 assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey. We recognized a gain of $9,751,000 on the sale of IRL, which we recorded as other income. The effect of the IRL transaction on Incara's historical financial statements is shown in "Pro Forma Consolidated Financial Information."

     In May 1998, Incara acquired all of the outstanding stock of Transcell Technologies, Inc., a majority-owned subsidiary of Interneuron Pharmaceuticals, Inc., through a merger with Transcell in exchange for Incara common stock, stock options and stock warrants. We refer to the former Transcell operation as Incara Research Laboratories, or IRL. We accounted for the purchase of Interneuron's 77.9% interest in Transcell by Incara in a manner similar to a "pooling-of-interests," because it represented a transfer of stock between entities under common control. We accounted for the acquisition of the non-Interneuron ownership interest by using the purchase method of accounting. We have combined all of Transcell's past results of operations with our consolidated results of operations. We issued stock in the Transcell merger in three installments. We issued the first installment upon the closing of the merger in May 1998. In lieu of the second installment payment due to Interneuron in connection with the merger, Interneuron retained 281,703 shares of Incara common stock as part of a corporate restructuring between Interneuron and Incara. In August 1999, Incara issued 867,583 shares of Incara common stock to the other former Transcell stockholders as payment for their second installment of the merger. We issued the third and final installment of 856,861 shares of Incara common stock to the former Transcell stockholders, including Interneuron, in February 2000. We calculated the number of shares issued using a formula based on the market price of Incara common stock prior to the stock issuance date. The issuance of these additional shares did not impact our fiscal 2000 operating results because we included the value of these shares in the determination of the purchase price of Transcell in fiscal 1998.

     We had net losses of $6,665,000 and $19,598,000 for the fiscal years ended September 30, 2000 and 1999, respectively. We had an accumulated deficit of $83,907,000 at September 30, 2000. We have not yet generated any revenues from product sales and do not expect to receive any product revenues in the foreseeable future, if at all.

RESULTS OF OPERATIONS

     Fiscal Year Ended September 30, 2000 Compared to Fiscal Year Ended September 30, 1999

     Our net loss of $6,665,000 for fiscal 2000 was $12,933,000 less than the $19,598,000 net loss for fiscal 1999. The net loss for fiscal 2000 resulted from the net effect of recognizing a $9,751,000 gain on the sale of IRL, offset by fiscal 2000 operating expenses and the write-off of $6,664,000 for purchased in-process research and development in connection with the acquisition of minority interests of Aeolus and Renaissance.

     Contract and license fee revenue for fiscal 2000 was $100,000, as compared to $2,088,000 for fiscal 1999. All of this revenue resulted from an IRL collaboration with Merck. We will not receive any additional revenue from this collaboration, because it was sold with the other IRL assets.

     Our research and development, or R&D, expenses decreased $11,351,000, or 60%, to $7,645,000 in fiscal 2000 from $18,996,000 in fiscal 1999. The lower expenses were primarily due to the result of discontinuing our bucindolol development program in the fourth quarter of fiscal 1999 and to the sale of our IRL operation in December 1999.

     During the last quarter of fiscal 1999, we discontinued our bucindolol development program and, therefore, we did not incur any bucindolol-related expenses for fiscal 2000. During fiscal 1999, we incurred $6,469,000 of bucindolol-related R&D expenses.

     Because we sold IRL at the end of December 1999, we did not incur any significant R&D expenses for IRL between January 1, 2000 and September 30, 2000. R&D expenses for IRL were $1,339,000 for fiscal 2000 and $8,245,000 for fiscal 1999. We do not expect any additional expense for IRL in the future.

     We incurred $1,712,000 of R&D expenses for OP2000 during fiscal 2000, versus $228,000 during fiscal 1999. The higher expenses in fiscal 2000 were primarily due to costs incurred in connection with our Phase 1 clinical trials that began in October 1999 and were completed in April 2000, as well as preparation for a Phase 2/3 clinical trial.

     R&D expenses for our liver cell program increased $369,000, or 44%, to $1,201,000 for fiscal 2000 from $832,000 for fiscal 1999. The higher expenses in fiscal 2000 resulted primarily from more R&D staff time being devoted to the program.

     R&D expenses for our antioxidant program decreased $418,000, or 20%, to $1,694,000 for fiscal 2000 from $2,112,000 for fiscal 1999. The decrease in expenses from fiscal 1999 to fiscal 2000 was primarily due to the reduction of outside contract services and sponsored research costs.

     General and administrative, or G&A, expenses decreased $432,000, or 14%, to $2,613,000 for fiscal 2000 from $3,045,000 for fiscal 1999. The higher G&A expenses in fiscal 1999 were primarily for expenses related to the bucindolol program, which we terminated in the last quarter of fiscal 1999, and the IRL operation, which we sold in December 1999.

     Fiscal Year Ended September 30, 1999 Compared To Fiscal Year Ended September 30, 1998

     Our net loss of $19,598,000 for fiscal 1999 was $452,000, or 2%, greater than the $19,146,000 net loss for fiscal 1998.

     Contract and license fee revenue for fiscal 1999 was $2,088,000, as compared to $6,121,000 for fiscal 1998. Contract and license fee revenue for fiscal 1999 primarily resulted from our collaboration with Merck. During fiscal 1999, we received a $1,500,000 milestone payment from Merck for compounds that demonstrated specific activity in laboratory tests using both resistant and sensitive bacterial strains. Merck also funded $563,000 of research and development costs at IRL during fiscal 1999.

     Contract and license fee revenue for fiscal 1998 included (1) a $4,000,000 payment from Astra Pharmaceuticals, L.P. received pursuant to the termination of a collaboration with Astra Merck Inc. for the development, manufacturing and marketing of bucindolol in the United States, (2) $833,000 of U.S. bucindolol development support from Astra Merck prior to the termination of the Astra Merck collaboration, and (3) $1,138,000 of revenue recognized in conjunction with the Merck collaboration.

     Our research and development expenses increased $2,197,000, or 13%, to $18,996,000 in fiscal 1999 from $16,799,000 in fiscal 1998.

     Expenses for the development of bucindolol and general R&D expenses increased $2,885,000, or 59%, to $7,807,000 for fiscal 1999 from $4,922,000 for fiscal 1998. Our expenses increased after funding from the Astra Merck collaboration ended in September 1998 and also increased as a result of the costs of expanded European clinical trials for bucindolol during fiscal 1999. Pursuant to the Astra Merck collaboration, during fiscal 1998 Astra Merck paid for most expenses related to the development of the twice-daily formulation of bucindolol for the United States, including liabilities assumed by Astra Merck on our behalf of approximately $6,065,000. This additional amount did not flow through our statements of operations, because it was offset against related expenses. Because we terminated the Astra Merck collaboration in September 1998, we absorbed all of the U.S. development expenses for bucindolol in fiscal 1999. In addition, we expanded the European bucindolol clinical program with BASF Pharma/Knoll AG during fiscal 1999, resulting in expense of approximately $2,326,000 in fiscal 1999 versus approximately $1,309,000 in fiscal 1998. We terminated the development of bucindolol in the last quarter of fiscal

1999 and all estimated costs of termination were accrued as of September 30, 1999.

     R&D expenses for IRL remained relatively constant, increasing by only $44,000, or 1%, to $8,245,000 for fiscal 1999 from $8,201,000 for fiscal 1998.
During fiscal 1999 IRL incurred increased expenses for license fees paid to Princeton University and patent preparation fees. These increased expenses were offset by lower depreciation costs, because in fiscal 1998 we expensed $856,000 of Transcell property and equipment that did not meet our capitalization criteria.

     R&D expenses for Aeolus increased by $96,000, or 5%, to $2,112,000 for fiscal 1999 from $2,016,000 for fiscal 1998, primarily due to an increase in contract services for research and preclinical studies of its antioxidant small molecule research program.

     R&D expenses for Renaissance increased by $172,000, or 26%, to $832,000 for fiscal 1999 from $660,000 for fiscal 1998, primarily due to increased fees for patent preparation and a fee to the University of North Carolina for the license of technology developed under the research agreement with UNC.

     During fiscal 1998, we paid and expensed a $1,000,000 license fee for a development compound licensed from Opocrin S.p.A.

     In conjunction with the Transcell merger, we incurred a charge of $5,343,000 for the purchase of in-process research and development during fiscal 1998, because feasibility of the in-process research and development acquired was not yet established and we had no alternative future use for the technology. This charge represents the market value of the shares of Incara stock issued to the former minority interest owners of Transcell.

     General and administrative expenses decreased by $464,000, or 13%, to $3,045,000 for fiscal 1999 from $3,509,000 for fiscal 1998, primarily due to the elimination of IRL administrative personnel and functions at IRL in conjunction with the Transcell merger.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2000, we had cash and cash equivalents and marketable securities of $6,555,000, an increase of $1,595,000 from September 30, 1999. Cash increased due to the receipt of $11,000,000 from the sale of IRL, offset by operating costs for fiscal 2000.

     In August 2000, we entered into a definitive agreement with Torneaux Fund Ltd., an institutional investor, for an equity financing facility covering the purchase of our common stock over 15 months. Under this facility, Incara controls the amount and timing of stock sold to Torneaux, with the amount of the investment being dependent, in part, on Incara's stock price. Assuming Incara's stock price maintains a minimum threshold of $2.00, the cumulative potential investment is anticipated to exceed $3,000,000 and is capped at $18,900,000. The agreement includes the issuance of warrants to purchase an amount of common stock equal to 15% of the common stock shares purchased, and is subject to a number of conditions.

     While management believes its existing financial resources are adequate to fund operations through fiscal 2001, the Company intends to rely on the Torneaux financing facility or other financing arrangements to support a higher level of R&D efforts during fiscal 2001. We expect to incur substantial additional costs and losses over the next few years. Our cash requirements for subsequent periods will depend on numerous factors, particularly the progress of our research and development programs. We will require significant additional funds to continue our clinical program evaluating the use of OP2000 and to complete preclinical activities, and to begin clinical trials for our liver precursor cell and antioxidant programs. We might acquire other products, technologies or businesses that complement our existing or planned products or programs, although we currently have no understanding, commitment or agreement with respect to any such acquisitions.

     To execute our business plan, we intend to seek additional capital from one or more potential sources, including the sale of common or preferred stock in private or public equity offerings and from new collaborations related to one or more of our product development programs. Adequate funds might not be available at all or on terms acceptable or favorable to us. At times it is difficult for biotechnology companies to raise funds in the equity markets. Any additional equity financing, if available, would likely result in substantial dilution to Incara's stockholders. If we are successful in obtaining collaborations for any of our programs, we expect to relinquish rights to technologies, product candidates or markets which we might otherwise develop ourselves. If we are unable to enter into new collaborations or raise additional capital to support our business plan, we might be required to scale back, delay or discontinue one or more of our research and development programs, such as our proposed clinical trials, or obtain funds on terms that are not favorable to us, which could have a material adverse affect on our business and the value of our common stock. Reduction or discontinuation of research and development programs could result in additional charges, which would be reflected in the period of the reduction or discontinuation.

     In January 2000, our Board of Directors authorized the repurchase of up to $2,000,000 of our common stock during the following two months through purchases on the stock market. During fiscal 2000, we repurchased a total of 140,100 shares of our common stock at a total cost of $412,000.


                              RECENT DEVELOPMENTS

OP2000

     On January 22, 2001, we closed on a collaborative transaction with Elan Corporation, plc, an Irish company, Elan International Services, Ltd., a Bermuda exempted limited liability company and Elan Pharma International Limited, an Irish private limited liability company. The collaboration was the subject of a binding letter agreement, dated December 21, 2000, among Incara, Elan and Elan International. As part of the transaction, Elan International and we formed a Bermuda corporation, Incara Development, Ltd., to develop OP2000, an ultra-low molecular weight heparin, for the treatment of inflammatory bowel disease. Incara Development will develop OP2000 using the intellectual property of both Elan and Incara.

     In January 2001, we began a Phase 2/3 pivotal clinical study of OP2000 in patients with ulcerative colitis, a form of inflammatory bowel disease. The study will examine the effects of OP2000 in patients receiving standard treatment with aminosalicylates who have developed symptoms of active ulcerative colitis. The study is designed to enroll approximately 270 patients with symptoms of active ulcerative colitis. Patients will be treated with drug or placebo once a day for six weeks. This initial study will utilize prefilled syringes to deliver OP2000 by subcutaneous injection. The objective of treatment will be to cause complete remission or significantly improve the signs and symptoms of ulcerative colitis.

     In the collaborative transaction, we purchased all of the common stock (6,000 shares) of Incara Development for $7,500,000 and 60.2% (3,612 shares) of the non-voting preferred shares of Incara Development for $4,515,000. The common stock and the non-voting preferred stock owned by us represent 80.1% of the outstanding combined common and non-voting preferred stock of Incara Development. Elan International purchased 39.8% (2,388 shares) of the non-voting preferred shares of Incara Development for $2,985,000. The non-voting preferred stock of Incara Development owned by Elan International represents 19.9% of the outstanding combined common and non-voting preferred shares of Incara Development. The non-voting preferred stock of Incara Development is not convertible by the holders into common shares of Incara Development until two years from its issuance.

     As part of the transaction, Elan International also purchased 825,000 shares of our common stock, 28,457 shares of our newly-created Series B non-voting convertible preferred stock and a five-year warrant to purchase 22,191 shares of our Series B non-voting convertible preferred stock at an exercise price of $72.12 per share for an aggregate purchase price of $4,000,000. Each share of Series B convertible preferred stock is convertible into ten shares of common stock.

     Elan International also purchased shares of a newly-created class of convertible exchangeable non-voting Series C preferred stock of Incara for an aggregate purchase price of $12,015,000. The Series C convertible exchangeable preferred stock bears an annual mandatory stock dividend of 7%, compounded annually. The Series C convertible exchangeable preferred stock is convertible into shares of our Series B convertible preferred stock at the rate of $64.90 per share; provided it has not previously been converted or exchanged. Six years after its issuance, we will have the option to either redeem the Series C convertible exchangeable stock for cash or for shares of our common stock or Series B convertible preferred stock having a then fair market value of the amount due. The redemption price will be the original issue price plus the compounded 7% annual stock dividend. The proceeds from the Series C convertible exchangeable preferred stock issuance were used to fund our obligation to purchase an aggregate of $12,015,000 of the securities of Incara Development. The Series C convertible exchangeable preferred stock is exchangeable at the option of Elan International at any time for all of the preferred stock of Incara Development held by us which, if exchanged, would give Elan International ownership of 50% of the initial amount of combined common and preferred stock of Incara Development.

     Funding for OP2000 research and development is subject to determination and approval by the management committee of Incara Development, as approved by Elan International and Incara. Elan International and we may provide Incara Development's required funding on a pro rata basis based on Elan International's and our respective percentage ownership of the outstanding common and preferred stock of Incara Development, which currently is 80.1% for us and 19.9% for Elan International. Subject to mutual agreement, Elan Pharma will lend Incara up to $4,806,000 (in minimum increments of $500,000) to fund Incara's pro rata share of development funding for Incara Development. In return, we issued a convertible promissory note that bears interest at 10% compounded semi-annually on the amount outstanding thereunder. This note will mature in six years, when it will be payable (provided that it shall not have previously been converted) in an amount equal to the outstanding principal plus accrued interest. We have the option to repay the note either in cash or in shares of our Series B convertible preferred stock having a then fair market value of the amount due. The note will be convertible at the option of Elan Pharma at any time after two years into shares of our Series B convertible preferred stock at $43.27 per share. If Elan International, however, exercises its exchange right for an additional 30.1% of Incara Development as discussed above, Elan International shall either pay us or reduce the outstanding note by 30.1% of the aggregate amount of the development funding for OP2000 plus interest.

     Upon the later of the completion of enrollment of the Phase 2/3 clinical trial OP201 or December 21, 2001, Elan International will purchase $1,000,000 of our Series B convertible preferred stock at a per share price that will be ten times the greater of (a) the average per share price of our common stock for the day prior to the purchase, or (b) a 25% premium to the average daily price per share of our common stock for the 60 trading day period immediately prior to the purchase, both as reported on the Nasdaq National Market. In addition, as part of the $1,000,000 payment, we will issue to Elan International a five-year warrant for 20% of the shares of our Series B convertible preferred stock purchased by Elan International. The exercise price of our Series B convertible preferred stock under this warrant will be equal to twice the per share purchase price of the Series B convertible preferred stock purchased on the same date.

     As long as Elan International and its affiliates are the beneficial owners of at least 5% of our common stock on a fully diluted basis (assuming conversion of our securities held by Elan International but not of any other Incara securities), we will include the designation of one representative of Elan International as part of the management recommended slate of directors presented at any regular or special meeting of the stockholders of Incara at which directors of Incara are to be elected and we will take all necessary and/or appropriate steps to effect such appointment

Elan and we have agreed that, for Elan International to maintain its pro rata interest in Incara based on all of our stock owned by Elan International at the time of any offering of our securities, Elan International will have preemptive rights for four years after December 21, 2000 to participate in any equity, warrant or convertible securities financing we undertake (with exceptions for non-financing transactions, non-equity financings and our existing equity financing facility with Torneaux Fund Ltd.).

     We have agreed to register with the Securities and Exchange Commission, upon the one-time demand of Elan International, all of our common stock which is at any time owned by Elan International or its affiliates and their transferees, including common stock issuable under the preferred stock, the note and the warrants. We also granted Elan International "piggy-back" registration rights to join with any other registration of our common stock.

     Elan International will not have the right to exercise any conversion, exercise or exchange right for all or any part of our Series B convertible preferred stock, whether exchangeable or not, which would result in Elan International and its affiliates directly or indirectly owning more than 9.9% of our outstanding common stock.

     As part of the transaction, Elan, Elan Pharma and we entered into license agreements under which we will license to Incara Development the OP2000 compound and Elan Pharma will license to Incara Development its proprietary MEDIPAD Drug Delivery System technology. Incara Development will pay Elan $15,000,000 for a fully paid license to the MEDIPAD Drug Delivery System. Elan, Elan Pharma and we are free to develop other products individually or in cooperation with other entities.

Knoll AG

     On December 20, 2000, we entered into a Settlement Agreement and Release with Knoll AG to resolve a dispute regarding a payable owed by us to Knoll. As of the settlement date, the accrued liability, net of related receivables, on our financial statements was $1,250,000. We agreed to pay Knoll 150,000 Deutsche marks (approximately $70,000) and to issue to Knoll 175,000 shares of our common stock (with a value of approximately

$416,000) in exchange for a full release of all amounts owed by us to Knoll. This settlement will eliminate the accrued liability owed to Knoll and should reduce our net loss by approximately $750,000 for the quarter ended December 31, 2000.

                                   BUSINESS
General

     Incara Pharmaceuticals Corporation develops innovative pharmaceutical products and treatments for major diseases afflicting large patient populations. We are currently developing products in three areas that represent a diversified portfolio of potentially breakthrough therapeutics. Each of these areas is currently underserved in terms of effective treatments. The three therapeutics under development by the Company are as follows:

     . An ultra-low molecular weight heparin, as a treatment for inflammatory bowel disease, or IBD, a debilitating disease of the intestinal tract that includes ulcerative colitis and Crohn's disease.

     .    Liver precursor cell transplant, as a treatment for liver failure.

     . Small molecule catalytic antioxidants, as a treatment for disorders resulting from obstruction of blood flow, such as stroke and heart attack.

OP2000

     Our program for inflammatory bowel disease, or IBD, centers on OP2000, a polysaccharide (carbohydrate) product derived from heparin. Heparin is a naturally occurring substance with anti-clotting and anti-inflammatory properties. Heparin, as a pharmaceutical product (including the starting material for OP2000), is derived and purified from domestic mammals, primarily pigs. In July 1998 we obtained an exclusive 15-year license to develop OP2000 from its manufacturer, Opocrin S.p.A. of Modena, Italy. Clinical evidence of the treatment of IBD with heparin and the known anti-clotting effects of OP2000 and other heparin-derived products provide the rationale for evaluating OP2000 in treating IBD. We have completed two Phase 1 clinical trials in normal volunteers to determine blood levels and anti-clotting effects following once daily injections of OP2000. Blood levels are important in determining the dosage necessary for treatment. We recently initiated a pivotal Phase 2/3 clinical trial in patients with ulcerative colitis. For information on our arrangement with Elan regarding OP2000, see "Recent Developments." For information on the three sequential phases of clinical trials, see "Government Regulation" below.

  Inflammatory Bowel Disease

     Inflammatory bowel disease describes a group of chronic inflammatory disorders of the intestine of unknown cause, often causing recurrent abdominal pain, cramps, diarrhea with or without bleeding, fever and fatigue. Two forms of IBD are Crohn's disease and ulcerative colitis. Crohn's disease typically affects the full thickness of the intestinal wall, most commonly in the lowest portion of the small intestine, but may involve any portion of the gastrointestinal tract. Ulcerative colitis results in the large intestine becoming inflamed with open sores and bleeding. Current treatments of IBD, such as steroids and other anti-inflammatory drugs, are designed to reduce inflammation and relieve symptoms, but treatment results are often unsatisfactory. In serious cases, surgery is required. Ulcerative colitis can be so debilitating that up to 20% of patients opt for removal of their colon as a cure. There is no cure for the equally debilitating Crohn's disease.

     According to the Crohn's & Colitis Foundation of America, Inc., approximately one million people in the United States have IBD. We believe there is a need for effective and safe treatments.

  Heparins and IBD

     A large number of case reports and a recent double blind placebo-controlled clinical trial of heparin in ulcerative colitis support the idea that heparin can safely induce remission in IBD patients. A review (Korzenik, IBD 1997) of the clinical use of heparin in IBD (primarily ulcerative colitis) found benefit in 51 out of 60 reported cases, with increased bleeding in only three cases. In a recent U.S. double blind placebo-controlled trial of heparin in 68 patients with active ulcerative colitis receiving treatment with standard therapies, 42% of patients who were given additional heparin therapy had clinical remission or improvement, compared with 20% on placebo.

     Clinical observations suggest that IBD may result from increased clotting activity. Investigators have observed evidence of increased clotting in the bowel and other organs during flares of IBD. Clotting is activated and the breakdown of clots is reduced during flares. Patients with inherited clotting deficiencies, such as von Willebrand's disease and hemophilia, have a much lower incidence of IBD than expected. The clinical results and other supporting studies discussed above provide a strong rationale for the use of an ultra-low molecular weight heparin such as OP2000 in the treatment of flares of IBD.

     OP2000 is a product of the chemical cleavage of heparin, and has the comparatively low molecular weight of 2,500 daltons, compared with full-length heparin's molecular weight of about 14,000 daltons and other low molecular weight heparin's molecular weight of 4,000 to 6,000 daltons. Lower molecular weight, or smaller molecules of heparin, might prove to have advantages over heparin itself, including better safety, efficacy and convenience. OP2000 has been shown to be a potent anti-clotting agent. Like low molecular weight heparins, and unlike heparin, routine monitoring of clotting factors during treatment should not be necessary, providing a substantial advantage over heparin. OP2000 has a longer lifetime in the body than heparin or low molecular weight heparins and initial results indicate that OP2000 can be given in once-daily injections under the skin. A key objective of Incara is to have OP2000 be the first heparin-related product to obtain regulatory approval to treat ulcerative colitis in the United States. The composition of OP2000 is covered by claims of patents issued to Opocrin in the United States and Europe. We have licensed OP2000 from Opocrin for all uses worldwide, except in Japan and Korea.

  Clinical Development Program

     We completed two Phase 1 clinical trials for OP2000, the most recent having been completed in April 2000. These trials looked at single and multiple dose administrations of the drug, and preliminary results indicate that we will be able to give OP2000 on a once-a-day basis. OP2000 has been studied for another indication in over 150 healthy subjects and patients in Europe with no significant unexpected side effects. We recently initiated a Phase 2/3 safety and efficacy trial in ulcerative colitis patients. If the results of the Phase 2/3 trial are positive, we plan to conduct a confirmatory Phase 3 safety and efficacy trial in ulcerative colitis and additional clinical studies of OP2000 blood levels and other laboratory measurements. We would also consider a pilot study in Crohn's disease. Our clinical scientists will manage the trials, including all data collection and analysis activities.

  Commercialization

     Because of the relatively large number of patients suffering from inflammatory bowel disease both in the United States and abroad, effectively marketing a pharmaceutical for treatment of this indication requires the resources of a large sales organization. We intend to seek development and marketing relationships or licensing arrangements for OP2000 with pharmaceutical companies with an established marketing presence in the gastrointestinal field.

Human Liver Precursor Cell Transplant

     Hepatic precursor cells are cells in the liver that can differentiate into a variety of daughter cells that provide liver function. These are the early cells in the maturation of the liver and include the liver stem cells and their descendants. We are developing human liver precursor cells for use in the treatment of liver failure.

     Incara established its liver precursor cell program with the acquisition of a majority ownership interest in Renaissance Cell Technologies, Inc. in September 1997. Renaissance was founded in 1995 to commercialize applications from research on human liver precursor cells from the laboratory of Dr. Lola Reid, previously at the Albert Einstein College of Medicine and now a Professor in the Department of Cell and Molecular Physiology, Program in Molecular Biology and Biotechnology, at the University of North Carolina at Chapel Hill School of Medicine. In March 2000, Incara acquired the remaining minority interest of Renaissance, which is now a wholly owned subsidiary of Incara.

  Liver Disease

     The liver is one of the largest and most complex organs in the body, serving many critical metabolic functions. More than most other organs, the liver has the ability to regenerate itself by repairing or replacing injured tissue. Despite this protection, once a critical mass of liver cells has died through disease or damage, the liver can fail, leading to illness and death. Liver failure is a serious health problem. Each year, there are an estimated 300,000 hospitalizations and 30,000 deaths in the United States due to chronic liver diseases.

     Currently, the only cure for many of these liver diseases is a liver transplant. However, only about 4,800 donor livers become available each year in the United States and the total cost of transplantation and first year follow-up is estimated to average over $300,000. Over 16,500 patients are on the liver transplant waiting list, an increase of more than 90% over the last three years and up from 1,000 ten years ago. Furthermore, there are a total of approximately 100,000 adults with severe cirrhosis and other forms of chronic liver failure in the United States who could become candidates for a transplant. Not all of these people will get transplants, or even get onto the transplant waiting list. The incidence of chronic liver failure is expected to increase in the next ten years as a result of the "silent epidemic" of hepatitis C. Up to 4 million people in the United States are currently infected with the hepatitis C virus. Researchers estimate that 15% of these persons will develop cirrhosis, a disease that typically develops over a period of 10 to 20 years.

     As a result of the shortage of donor organs, potential liver transplant patients must wait, often for years, for a donor liver to become available. The vast majority of patients with liver diseases therefore cannot rely on organ transplantation as a solution. To bridge the gap between supply and demand for liver donors, several companies are investigating the use of pig livers and pig liver cells, as well as mature human liver cells and human cells derived from tumors housed in a bioartificial liver to support an individual on a short-term basis. These approaches, however, present a variety of scientific and medical problems, including the risk of contamination from animal viruses. We believe there is an urgent need for new technologies to support patients with damaged livers, both acutely and long-term.

  Liver Cell Transplantation

     The ability to transplant cells that have the capacity to reproduce and function in an impaired liver could reduce the need for whole organ transplants and provide treatment for thousands of patients. In this procedure, a physician injects a suspension of donor liver cells, or hepatocytes, into blood vessels leading to the patient's liver or spleen. The transplanted cells take up residence in the recipient's body and provide liver functions, including detoxification and protein synthesis.

     Positive results from liver cell transplants in rodents, both with mature liver cells and precursor liver cells, have prompted physicians outside of Incara to perform transplantation of unfractionated human hepatocytes (liver cells not separated by their stage of maturity or other parameters) in a number of human patients with encouraging results. Unfractionated human hepatocytes, obtained from livers rejected for transplant use, have been introduced into over 30 patients, with beneficial results often observed. These include patients with cirrhosis, metabolic disorders and severe liver failure. Some patients whose liver failure resulted in a coma, awoke after receiving liver cell transplant, coincident with a decrease in ammonia levels, improved cerebral blood flow and reduction of intracranial pressure. In one patient, a 10-year-old girl, the transplanted liver cells survived and partially corrected a metabolic disorder for over 22 months. Treatment by liver cell transplantation, however, has been limited because of the lack of available organs from which viable liver cells can be obtained.

  Human Liver Precursor Cells

     Incara proposes to advance the present state of liver cell transplantation by isolating, processing and transplanting human liver precursor cells. Human liver precursor cells, unlike mature liver cells, can divide many times, greatly expanding the utility of a single donor liver such that one liver could supply the needs of many patients. Moreover, precursor cells might provide a much longer functional life, potentially surviving the lifetime of the recipient. These cells also can survive freezing and thawing better than unfractionated cells, permitting precursors to be stored until the need for them arises. The precursor cells should have the capability to differentiate into the entire lineage of liver cells, providing the functions of early cells that may be missing and unable to be regenerated by injection of unfractionated hepatocytes. The precursor cells also might require less immunosuppression drugs to prevent rejection of the new cells and a smaller injection volume than that of unfractionated cells. The human liver precursors also avoid some of the medical and scientific challenges associated with strategies involving pig livers, pig liver cells and human cells derived from tumors.

  Use of Alternative Sources of Donor Livers

     Currently, most whole organ liver transplantation procedures require a donor who has undergone brain death, but whose heart is still beating. This occurs only in approximately one to two percent of hospital deaths, severely limiting the potential donor pool.

     Dr. Reid has demonstrated that viable liver precursor cells can be isolated after death from the livers of non-beating-heart donors, whose livers cannot be used for whole organ transplant. A major advantage of liver precursor cells is their ability to survive periods with limited oxygen. The window of time that viable liver precursors can be isolated after death is now under investigation, along with the useful age range of donors. Because liver precursor cells can be purified from livers inappropriate for transplant, our program will not compete for organs with existing liver transplant programs. We have established an arrangement with a traditional organ donor program for procurement of livers from non-beating-heart donors. Preclinical experiments suggest that one donor liver might provide enough liver precursor cells for many recipients.

  Development Strategy

     We are now scaling-up the liver precursor cell isolation and selection process to produce the cells required for clinical trials. This step includes establishing isolation and processing procedures needed for a 1,500-gram to 3,000-gram whole human liver instead of the 100-gram portions of liver used in the basic research stage of the program. The scaled-up procedures are being adapted for a sterile good manufacturing practices, or cGMP, environment. After scale-up, we expect to transfer the liver precursor cell processing procedure to a contract cell processor with a facility compliant with cGMP to produce cells suitable for use in clinical trials.

  Clinical Trials

     Incara is exploring two patient populations for the initial clinical trials of precursor cell transplantation. The first group consists of infants who are too young for liver transplants and have life-threatening inherited genetic diseases. This patient population represents a group with limited treatment alternatives where improvement in patient condition and production of the missing gene products would demonstrate the function of the transplanted cells. The other series of clinical trials being planned targets the approximately 100,000 adults in the United States with such severe cirrhosis and other forms of chronic liver failure that they could become candidates for a transplant. Initially, these patients would receive the same immunosuppression as liver transplant patients to prevent rejection of the transplanted cells. Assuming we have adequate financial resources, Incara plans to begin these initial Phase 1 clinical trials in 2001. Clinical investigators from several leading research hospitals have expressed interest in participating in our clinical trials. Some of these investigators have experience with cell transplants using unfractionated human liver cells and bioartificial livers and believe the strategy of transplanting liver precursor cells provides a better rationale for hepatocyte transplants.

  Gene Therapy

     Many gene therapy clinical trial results have in general been disappointing for both physicians and patients, often because of the inability of the treatment to provide the patient with the ability to sustain expression of the inserted gene. Precursor cells, because of their extensive expansion potential, represent a promising cell population to produce continued gene expression. Incara's gene therapy strategy will be to insert into the liver precursor cells a correct copy of a gene deficient in the patient and transplant these cells into the patient. Logical target disorders are diseases resulting from the inability of the patient's liver cells to properly make an important protein, such as the missing LDL receptors in hypercholesterolemia and clotting factors in hemophilia.

  Genomics and Research Applications

     The liver precursor cell technology developed by Incara has application as a tool for identifying new drugs and in the drug development and testing process. The liver precursor cells can be made to grow and differentiate into mature liver cells. Determining gene expression patterns at various stages of the liver lineage provides genomic information for drug discovery. For example, this information can be used to identify new targets for drug discovery programs or to identify proteins performing biological functions that may have applications in therapy.

     As a tool for the drug testing and development process, the liver precursor cells and their daughter cells could be used to assess changes in gene expression patterns caused by drugs being considered for development. The changes in gene expression pattern from potential drugs could be compared with those caused by drugs known to damage the liver. This would allow a pharmaceutical company to screen compounds for their effect on the liver earlier in the development process, saving time and money. The full lineage of liver cells, from precursors to mature cells, could also be used to test drugs for toxicity to the liver and to study how the drug is metabolized. Currently, pharmaceutical companies have difficulty obtaining a consistent supply of human liver cells for toxicity testing.

  Liver Assist Device

     Incara's liver precursor cell technology has application in the development of a liver assist device, or LAD. For seven to thirty days, a LAD provides liver function to allow a patient's own liver to recover from failure or to provide a bridge to transplant. Incara's LAD is expected to be an artificial liver composed of human liver cells in a device through which the patient's blood or plasma is circulated.

     Attempts at clinically useful LADs by others have utilized pig hepatocytes or human liver cells derived from tumors in a wide variety of bioreactor types. These devices have shown promise, but all use cells with limitations that our LAD is designed to overcome. The pig hepatocytes, while easily obtained, have severe limitations such as potential immune reactions to secreted pig proteins, limited lifetime and non-human viruses. The liver cells derived from tumor cells are easy to grow, but retain only a subset of the functions of normal liver cells and involve safety concerns. Functioning human liver cells from donor organs have not been an alternative due to the scarcity of donor livers.

     We believe that a LAD using our human liver precursor cells could overcome many of the problems experienced to date. Proteins secreted by these cells will be of human origin so immune reactions should be minimized. The precursor cells can divide extensively in culture so that cells from one donor liver may be able to supply many LADs. Most importantly, these cells should display the wide range of liver functions necessary for clinical utility.

  Commercialization

     There are approximately 120 liver transplant programs in hospitals in the United States. We believe that marketing to these hospitals could be accomplished by an internal sales force of approximately 15 trained specialists. We intend to maintain rights to market the liver precursor cell transplantation therapy in the United States and develop a focused marketing effort following establishment of the safety and efficacy of the program in clinical trials. Outside of the United States, we expect to seek an arrangement with another pharmaceutical or biotechnology company for commercialization of the liver precursor cell therapy program. We also intend to seek arrangements for the development of our liver precursor cells in gene therapy, drug research and genomic applications and for use in a liver assist device.

Catalytic Antioxidant Small Molecule Program

     Incara established its catalytic antioxidant program with the acquisition of a majority interest in Aeolus Pharmaceuticals, Inc. in July 1995. In March 2000, Incara acquired the remaining minority interest in Aeolus, which is now a wholly owned subsidiary of Incara. The scientific founders of Aeolus, James D. Crapo, M.D., and Irwin Fridovich, Ph.D., in collaboration with colleagues at Duke University, the National Jewish Medical and Research Center and Incara, are working to develop small molecules as therapeutics that act in the same manner as naturally occurring antioxidant enzymes. Antioxidant enzymes such as superoxide dismutase normally protect the body from harmful free radicals. Incara has obtained from Duke University and the National Jewish Medical and Research Center the right to license the products developed by Drs. Crapo and Fridovich in exchange for the payment of costs associated with the research, as well as royalties on sales of the licensed products.

  Antioxidants and Disease

     Oxygen plays a pivotal role in supporting life by enabling energy stored in food to be converted to energy that living organisms can use. The ability of oxygen to participate in key metabolic processes derives from its highly reactive nature. This reactivity is necessary for life, but also causes oxygen to react harmfully with living organisms. In the body, oxygen is converted to various free radicals, which can then damage DNA, proteins and lipids. The cumulative result of these reactions is reduced cellular function and, ultimately, disease. Free radicals are thought to play a role in a wide variety of conditions, including chronic bronchitis, stroke, asthma, reperfusion injury following heart attack, rheumatoid arthritis, Alzheimer's disease, Parkinson's disease and even aging itself.

     The enzyme SOD plays a critical role in protecting the body against attack by free radicals. However, the natural enzyme's high molecular weight, short half-life in circulation, inability to penetrate cells and high cost of production limit its usefulness as a drug. In the 1980's and 1990's numerous attempts by many pharmaceutical companies to develop forms of the SOD enzyme failed to demonstrate the expected efficacy.

     Incara has synthesized a group of small molecules that have multiple potent catalytic antioxidant activities, destroy free radicals and protect cell membranes. Catalytic antioxidants, unlike other antioxidants, function like enzymes and are not consumed by their reaction with free radicals. Therefore, they can destroy many free radicals. In laboratory experiments some of these compounds have shown antioxidant activities greater than the natural SOD enzymes on a weight basis. The lead compounds in this series, AEOL 10113 and AEOL 10150, have shown promising activity in preclinical models of stroke and heart attack. We also have a number of additional compounds available in this series.

  Stroke

     An estimated 500,000 to 700,000 people in the United States annually suffer strokes, about 400,000 of which are first-time strokes that occur essentially without warning. In the United States, strokes kill approximately 158,000 people annually and have left more than one million people disabled to some extent, according to the American Heart Association. The estimated direct cost of stroke is over $40 billion annually, much of which is attributable to the high expense of rehabilitating and caring for victims.

     Stroke is an injury to the brain caused by the blockage of blood flow. The reestablishment of blood flow after blockage can cause further damage, which is called reperfusion injury. Many scientists believe that the damage from stoke and reperfusion injury might be caused, at least in part, by free radicals. In a model of stroke, where the middle cerebral artery of a rat is blocked for 90 minutes and then unblocked, AEOL 10113 significantly reduced damaged brain tissue when introduced as late as 7 1/2 hours after the start of the stroke. AEOL 10150 significantly reduced damaged brain tissue in a mouse model of severe stroke in which blood flow to a portion of the brain was permanently blocked.

     We expect to complete the following activities prior to initiating Phase 1 clinical trials:

          .    Scale-up manufacturing of drug candidate;
          .    Analytical/bioanalytical methods development and validation;
          .    Formulation development;
          .    Manufacture and release of preclinical and clinical supplies; and
          .    Additional toxicology studies, through two-week exposure in two species.

Assuming we have adequate financial resources and satisfactory completion of the preclinical studies, we intend to initiate Phase 1 clinical trials in 2001.

  Heart Attack

     Acute myocardial infarction, commonly called a heart attack, is the death of heart tissue that results from interruption of blood flow through one or more coronary blood vessels to portions of the heart. Prolonged or permanent interruption of blood flow deprives a portion of the heart of oxygen, eventually leading to death of heart muscle cells. If blood flow is reestablished quickly, either spontaneously or through medical intervention, the damage can be reversed or reduced. However, reestablishment of blood flow to heart muscle cells can also cause injury to these or neighboring cells. This injury is called ischemia reperfusion injury.

     Research suggests that free radicals play an important role both in the damage caused by interruption of blood flow and the damage associated with ischemia reperfusion injury. Antioxidants, therefore, might offer benefit to heart attack patients by reducing tissue injury. Preliminary studies in animal model systems suggest that AEOL 10113 could reduce damage caused by heart attacks. Additional studies are underway to confirm these observations.

     According to the American Heart Association, approximately 1.1 million people in the United States have heart attacks each year, 40% of whom die within a year. More than half of these deaths occur after the patient arrives at the hospital. Survivors often experience other serious health problems resulting from the heart attack such as chronic congestive heart failure. Medical intervention that reduces the damage caused by heart attack might save lives and reduce suffering.

  Commercialization

     Because of the large numbers of patients suffering from stroke and heart attack, effectively marketing a pharmaceutical for treatment of these indications requires the resources of a large sales organization. We intend to seek development, marketing or licensing arrangements for the stroke and heart attack indications of our antioxidant program with pharmaceutical companies with an established marketing presence in the target indications.

Collaborative and Licensing Arrangements

     Our strategy is to develop and add value to both in-licensed products and sponsored research programs and, once a product appears viable, to enter into collaborations and licensing agreements for manufacturing and marketing. All of our product development programs rely on licenses of technology from third parties, as described below.

  Opocrin License

     In July 1998, we signed a 15-year agreement with Opocrin to obtain the exclusive rights to OP2000 on a worldwide basis, except for Japan and Korea. We paid $1,000,000 to Opocrin as a license fee upon execution of the agreement. Additional compensation will be payable to Opocrin upon initiation of specified clinical trials, upon filing for specified regulatory approval, upon obtaining specified regulatory approval, and upon achieving specified aggregate annual sales. Incara also is to pay Opocrin royalties on net sales and is responsible for the costs of conducting clinical trials for OP2000. Incara and Opocrin have agreed to diligently pursue the negotiation and execution of a manufacturing supply agreement, under which Opocrin would manufacture OP2000 for commercial purposes. For information on our sublicense of OP2000 to Incara Development, Ltd., see "Recent Developments."

  University of North Carolina License

     We have a sponsored research agreement which covers research at the University of North Carolina by scientists in the area of hepatic stem cells. This agreement grants us the first option to obtain an exclusive license to inventions resulting from the research during the term of the research agreement, or during the one-year period following termination of the agreement. The research aspect of the agreement with UNC can be terminated by mutual consent or on 12 months' written notice by either party. In August 1999, we obtained an exclusive worldwide license from UNC to make, use and sell products using proprietary information and technology developed under this sponsored research agreement. The UNC license includes rights to five U.S. patent applications filed during 1999 and 2000, including patent applications for isolating and purifying human liver precursor cells. We are pursuing international patent protection, as we deem appropriate. We will make milestone payments to UNC upon the occurrence of development milestones and royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs.

  Albert Einstein College of Medicine

     We have obtained exclusive worldwide rights from Albert Einstein College of Medicine for patents resulting from research conducted on liver stem and precursor cells by Dr. Reid and other scientists, while Dr. Reid was at Einstein. The United States component of this patent portfolio includes four issued patents, and three pending patent applications. We also have two pending patent applications in each of Europe and Japan.

     Incara must pay royalties to Einstein on net product sales during the term of the licenses and must pay minimum royalties beginning in 2004. We also must pay patent prosecution, maintenance and defense costs. The Einstein licenses are terminable in the event of breach, and otherwise expire when the last licensed patent expires.

  Duke Licenses

     We have obtained exclusive worldwide rights from Duke University to products using antioxidant technology and compounds developed by Dr. Irwin Fridovich and other scientists at Duke. These scientists provide research support and advice in the field of free radical and antioxidant research. Further discoveries in the field of antioxidant research from these scientists' laboratories at Duke also are covered by the licenses from Duke.

     Incara must pay royalties to Duke on net product sales during the term of the Duke licenses, and payments upon the occurrence of development milestones. In addition, we are obligated under the Duke license to pay patent prosecution, maintenance and defense costs. The Duke licenses are terminable in the event of breach and otherwise expire when the last licensed patent expires.

  National Jewish License

     In September 1997, Aeolus executed a Sponsored Research Agreement with National Jewish Medical and Research Center. The National Jewish Agreement grants Aeolus an option to negotiate a royalty-bearing exclusive license for technology, patents and inventions resulting from research at National Jewish within the field of antioxidant compounds and related discoveries. Aeolus has agreed to support National Jewish's costs incurred in performance of the research. In November 2000, we obtained an exclusive worldwide license from National Jewish to develop, make, use and sell products using proprietary information and technology developed under this sponsored research agreement. We will make milestone payments to National Jewish upon the occurrence of development milestones and pay royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs.

Manufacturing and Marketing

     Our strategy is to contract with third parties for manufacturing capabilities that we cannot establish in a cost-effective manner. Our most advanced product, OP2000, is being manufactured for clinical trials for us in bulk form by Opocrin, the licensor of that product, on a cost-plus basis. Incara and Opocrin have agreed to diligently pursue the negotiation and execution of a manufacturing supply agreement, under which Opocrin would manufacture OP2000 for commercial purposes.

     We have identified and are in discussions with third parties to conduct the cell processing for hepatic precursor cells being developed by Incara. To begin clinical trials, we must contract with a supplier to isolate the hepatic precursor cells in compliance with cGMP regulations. We have not yet established the terms of any supply arrangement, and we might not be able to enter into any third party arrangements on satisfactory terms. We also must establish and maintain sources of livers or liver tissues from which the precursor cells can be isolated. We have historically relied on several suppliers of liver tissues for research, but entering into the clinical trial stage of development will increase our needs. For clinical trials and ultimately for commercialization, we plan to obtain, from the traditional organ transplant donor programs, livers that are not suitable for full liver transplant.

     We have identified a potential manufacturer of clinical products for the catalytic antioxidants being developed, but we have not yet negotiated the terms of clinical supply.

     Because some of our potential products are being developed for large therapeutic markets requiring broad sales and marketing capabilities, we expect to contract with larger pharmaceutical companies to obtain the needed reach of a large sales force for these products. This could include OP2000 and products resulting from our antioxidant program and the international marketing of all of our products. We have not identified who will market our ongoing product development programs. We might not be able to enter into any marketing arrangements on satisfactory terms.

     We might choose to establish our own marketing capabilities for product areas where we consider a targeted marketing effort appropriate. This could include the liver precursor cell program, which we believe would target the approximately 120 liver transplant centers in the United States. Establishing marketing capabilities could require substantial funds and we might not successfully establish our own marketing capabilities on a cost-effective basis or at all.

Competition

  General

     Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our fields of research and development occur at a rapid rate and we expect competition to intensify as advances in these fields are made. We will be required to continue to devote substantial resources and efforts to research and development activities. Our most significant competitors are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales and marketing, and human resources than us. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

     We expect that important competitive factors in our potential product markets will be the relative speed with which we and other companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of competitive product(s) to the market. With respect to clinical testing, competition might result in a scarcity of clinical investigators and patients available to test our potential products, which could delay development.

     As described below, we are aware of products in research or development by our competitors that address the diseases being targeted by us.

  Inflammatory Bowel Disease

     The two major forms of inflammatory bowel disease, ulcerative colitis and Crohn's disease, are treated by antidiarrheals, steroids, other anti-inflammatory drugs and immunosuppressants. Crohn's disease also is being treated by off-label use of metronidazole, an antibiotic that acts as an anti-inflammatory through an unknown mechanism. Some of the drugs used to treat these diseases are available in generic form and are being marketed at a price that could be less than the price of OP2000, if it were successfully developed and approved. Low molecular weight heparins are approved for non-IBD indications and marketed by others, who might try to develop their low molecular weight heparins for IBD.

     Remicade(R) was approved by the FDA in 1998 for use in treating moderately to severely active Crohn's disease. Remicade is an antibody indicated for the reduction of the signs and symptoms of Crohn's disease in patients who have an inadequate response to conventional therapy. The drug is being marketed in the United States by Centocor, Inc. Its cost and the concern over possible allergic reaction to the protein, however, have limited its use in this indication.

  Hepatic Diseases

     We are aware of competitive efforts in academic, research and commercial institutions using human hepatic cells in treatment of liver disease. Tissue Transformation Technologies, Inc. and Diacrin, Inc. are conducting Phase 1 clinical trials for treatment of cirrhosis using human liver cell transplants. In addition, other companies and academic laboratories are investigating the use of pig livers in transplantation as a substitute for human liver and the use of hepatocytes prepared from pig livers as a form of cell therapy. Several other companies have conducted research and development on a bioartificial liver device to treat acute liver failure that could be competitive with our technology under development. In particular, Circe Biomedical, Inc. has conducted clinical trials with a bioartificial liver that uses pig liver cells, and VitaGen Incorporated is conducting a clinical trial with a bioartificial liver that utilizes human liver cells derived from tumors. At least one company is pursuing the growth of mini-organs, including liver. StemCells, Inc., formerly Cytotherapeutics, Inc., and other companies and academic institutions are conducting research in the area of liver and other organ stem and precursor cells. Stem cell research in general is being developed by a number of companies, including Geron Corporation, which has announced that it has isolated embryonic stem cells. In theory, embryonic stem cells could have the capacity to differentiate into all human systems, including the liver.

  Antioxidants

     Several companies have explored the therapeutic potential of antioxidant compounds in numerous indications. Historically, most of these companies have focused on engineered versions of naturally occurring antioxidant enzymes, but with limited success, perhaps because the large size of these molecules makes delivery into the cells difficult. Antioxidant drug research continues at a rapid pace despite previous clinical setbacks. In October 1998, Metaphore Pharmaceuticals Inc. reported results from preclinical studies of a small molecule that performs the same chemical reactions as the antioxidant enzyme superoxide dismutase (SOD). Metaphore reported that this compound substantially reduced tissue damage due to inflammation and reperfusion in animal models. Eukarion, Inc. is also developing similar compounds, which are in preclinical development for conditions associated with damage caused by free radicals. AstraZeneca is developing a nitrone compound with free radical trapping properties for stroke. The compound, licensed from Centaur Pharmaceuticals, is currently in Phase 2 development.

Patents and Proprietary Rights

     We generally seek patent protection in the United States and other jurisdictions for potential products and proprietary technology, including products and technology licensed from third parties. The process for preparing and prosecuting patents is lengthy, uncertain and costly. Patents might not issue on any of the pending patent applications owned or licensed by us from third parties. Even if patents issue, the claims allowed might not be sufficiently broad to protect our technology or provide us protection against competitive products or otherwise be commercially valuable. Patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. Even if we successfully defend our patents, the costs of defense can be significant.

     We have the exclusive license from Opocrin, in all countries other than Japan and Korea, for an issued patent to develop and commercialize OP2000. We also have a non-exclusive license from Opocrin to practice related patents, to the extent required for our activities related to OP2000. We are aware of a recently issued patent claiming the use of fractions of heparin for the treatment of inflammatory bowel disease. We do not believe the development of OP2000 will require the licensing of this patent. If OP2000 were to be determined to fall within the scope of this patent and if the patent's claims were found to be valid, we would have to license this patent in order to commercialize OP2000. We might not be able to license this patent at a reasonable cost which would result in our not being able to market OP2000. Uncertainty regarding the scope or validity of this patent might deter companies from collaborating with us for the development and commercialization of OP2000.

     See "Recent Developments" for information on our sublicence of OP2000 to Incara Development, Ltd.

     In the liver precursor cell program, we have an exclusive license for four issued United States patents and three pending patent applications from Albert Einstein College of Medicine. Claims included in these issued patents include an isolated hepatocyte precursor capable of differentiating into a hepatocyte and a population of genetically engineered hepatocyte precursor cells. We also have two related pending patent applications in each of Europe and Japan. Our UNC sponsored research agreement allows us to obtain an exclusive worldwide license to make, use and sell products using proprietary information and technology developed under the UNC sponsored research agreement. Rights to five U.S. patent applications filed during 1999 and 2000 are currently included in the UNC license, as well as appropriate related international applications. Pending claims on the UNC patents include human liver precursor cell composition and process for their isolation, expansion and cryopreservation and the use of non-beating-heart donors as a source for precursor cells.

      Our catalytic antioxidant small molecule technology base is described in four issued U.S. patents and five patent applications that are pending. These patents and patent applications belong in whole or in part to Duke or National Jewish and are licensed to us. These patents and patent applications cover soluble manganic porphyrins as antioxidant molecules as well as targeted compounds obtained by coupling such antioxidant compounds to molecules that bind to specific extracellular elements. The pending U.S. applications include composition of matter claims for several series of compounds. Corresponding international patent applications have been filed, one of which has issued.

     In addition to patent protection, we rely upon trade secrets, proprietary know-how and technological advances that we seek to protect in part through confidentiality agreements with our collaborative partners, employees and consultants. Our employees and consultants are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while in our service. We also enter into non-disclosure agreements to protect our confidential information furnished to third parties for research and other purposes. These types of agreements can be difficult to enforce and for some types of breach there is no satisfactory remedy for unauthorized disclosures. It is possible that our trade secrets and proprietary know-how will become known or will be independently discovered by others despite our efforts.

     Our commercial success will also depend in part on our ability to commercialize products without infringing patents or other proprietary rights of others or breaching the licenses granted to us. If we are not able to obtain a license to any third-party technology needed for our business at a reasonable cost, we might have to stop developing the product.

     As with any pharmaceutical company, our patent and other proprietary rights are uncertain. The patent rights related to our products might conflict with current or future proprietary rights of others. For the same reasons the products of others could infringe our patent or proprietary rights. Litigation or patent interference proceedings, either of which could result in substantial cost, might be necessary to enforce any patents or other proprietary rights issued to us or to determine the scope and validity or enforceability of other parties' proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could make us pay damages to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our products.

Government Regulation

     Our research and development activities and the manufacturing and marketing of our future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The FDA and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials might not be predictive of results that will be obtained in large-scale testing. Our clinical trials may not successfully demonstrate the safety and efficacy of any products or result in marketable products.

     The steps required by the FDA before new drug or cell therapy products may be marketed in the United States include:

     .    preclinical studies;
     . the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug or cell therapy, which must become effective before human clinical trials may commence;
     . adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or cell therapy for its intended use;
     . submission to the FDA of a New Drug Application, or NDA, for a drug, or submission to the FDA of a Biological License Application, or BLA, in the case of a cell therapy; and
     . review and approval of the NDA or BLA by the FDA before the product may be shipped or sold commercially.

     In addition to obtaining FDA approval for each product, each manufacturing and cell processing establishment must be registered with the FDA and undergo an inspection prior to the approval of an NDA or BLA. Each manufacturing facility, and its quality control and manufacturing procedures must also conform and adhere at all times to the FDA's cGMP regulations. In addition to preapproval inspections, the FDA and other government agencies regularly inspect manufacturing facilities for compliance with these requirements. Manufacturers must expend time, money and effort in the area of production and quality control to ensure full technical compliance with these standards.

     Preclinical testing includes laboratory evaluation and characterization of the safety and efficacy of a drug or cell therapy and its formulation. Preclinical testing results are submitted to the FDA as a part of an Investigational New Drug Application, or IND, which must become effective prior to commencement of human clinical trials. Clinical trials are typically conducted in three sequential phases following submission of an IND. Phase 1 represents the initial administration of the drug or cell therapy to a small group of humans, either patients or healthy volunteers, typically to test for safety (adverse effects), dosage tolerance, absorption, distribution, metabolism, excretion and clinical pharmacology, and, if possible, to gain early evidence of effectiveness. Phase 2 involves studies in a small sample of the actual intended patient population to assess the efficacy of the drug or cell therapy for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects. Once an investigational drug or cell therapy is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase 3 studies are initiated to further establish clinical safety and efficacy of the therapy in a broader sample of the general patient population, in order to determine the overall risk-benefit ratio of the drug or cell therapy and to provide an adequate basis for any physician labeling.
During all clinical studies, we must take care to adhere to good clinical practice, or GCP, standards. The results of the research and product development, manufacturing, preclinical studies, clinical studies and related information are submitted in an NDA or BLA to the FDA.

     The process of completing clinical testing and obtaining FDA approval for a new drug or cell therapy product is likely to take a number of years and require the expenditure of substantial resources. If an application is submitted, there can be no assurance that the FDA will review and approve the NDA or BLA. Even after initial FDA approval has been obtained, further studies, including post-market studies, may be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA will require post-market reporting and may require surveillance programs to monitor the side effects of the drug or cell therapy. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug or cell therapy, including changes in indication, manufacturing process, labeling or a change in manufacturing facility, an NDA or BLA supplement may be required to be submitted to the FDA.

     The rate of completion of our clinical trials will be dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the trial, the availability of alternative therapies and drugs, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on us.

     Failure to comply with applicable FDA requirements may result in a number of consequences that could materially and adversely affect us. Failure to adhere to approved trial standards and GCPs in conducting clinical trials could cause the FDA to place a clinical hold on one or more studies which would delay research and data collection necessary for product approval. Noncompliance with GCPs could also have a negative impact on FDA's evaluation of an NDA or BLA. Failure to adhere to GMPs and other applicable requirements could result in FDA enforcement action and in civil and criminal sanctions, including but not limited to fines, seizure of product, refusal of the FDA to approve product approval applications, withdrawal of approved applications, and prosecution.

     Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of marketing of the product in such countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements. There can be no assurance that any foreign approvals will be obtained.

     In addition to the regulatory framework for product approvals, we and our collaborative partners must comply with laws and regulations regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and other local, state, federal and foreign regulation. The impact of such regulation upon us cannot be predicted and could be material and adverse.

Employees

     As of December 31, 2001, we had 21 employees. None of our employees is represented by a labor union. We consider our employee relations to be good. We are highly dependent on the principal members of our management and scientific staff. The loss of certain key employees could have a material adverse effect on us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face competition for such personnel from other companies, research and academic institutions, government entities and other organizations. We might not be successful in hiring or retaining the personnel we require.

Properties

     Incara currently leases 9,444 square feet of office space in Research Triangle Park, North Carolina, which is leased through April 2001. We are negotiating a lease for other facilities and believe adequate facilities are available in the area to meet our current and future needs.

Legal Proceedings

     We are not a party to any material legal proceedings.

Discontinued Programs

     Our historical cash expenditures prior to December 31, 1999 were significantly higher than our current cash spending rate. This lower level of expenditures has resulted from the discontinuation of the IRL and BEXTRA programs.

  IRL

     On December 29, 1999, we completed the sale of Incara Research Laboratories, or IRL, our anti-infective drug discovery division, to a subsidiary of Advanced Medicine, Inc., a private pharmaceutical company, for a cash payment of $11,000,000 and the right to receive future payments totaling up to an additional $4,000,000 in the event a compound originating from the collaboration with Merck & Co., Inc. reaches preclinical and clinical trial milestones. We currently do not expect to receive additional payments from the purchaser. The transaction involved the sale of assets associated with Incara's anti-infective division, including rights under the collaboration agreement with Merck, and the assumption of related liabilities by the purchaser. Expenses for IRL were

$1,339,000 and $8,245,000 for the fiscal years ended September 30, 2000 and 1999, respectively. We do not expect any additional expenses for IRL. As a result of the sale of IRL, we remain contingently liable through May 2007 on debt and lease obligations assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey. This contingent liability was approximately $8,328,000 in September 2000 and should decline on an approximately straight-line basis to zero in May 2007.

  BEXTRA

     Until July 1999, our most advanced product was BEXTRA (bucindolol HCl), a beta-blocker that was being evaluated in a Phase 3 clinical trial conducted by the National Institutes of Health and the United States Department of Veterans Affairs for use in treating congestive heart failure patients. The study was terminated in July 1999 prior to its scheduled termination date based on an interim analysis by the Data and Safety Monitoring Board that showed that treatment with bucindolol did not demonstrate a statistically significant improvement in survival in the patient population as a whole. Based on this result, we agreed to end our collaboration with BASF Pharma/Knoll AG for BEXTRA for countries outside the United States and Japan, and we terminated the European trial of BEXTRA. We do not expect to pursue further development of the compound for this or any other indication. The compound was being developed with Interneuron Pharmaceuticals, Inc. through a jointly owned company named CPEC LLC. BEXTRA related expenses were $6,469,000 for fiscal 1999.


                                   MANAGEMENT

Directors and Executive Officers

     Our executive officers and directors and their ages as of December 31, 2000 are as follows;

                                Age      Position
                                ---      --------
Clayton I. Duncan...........     51      Chairman, President and Chief Executive Officer
David B. Sharrock...........     64      Director
Edgar H. Schollmaier........     66      Director
Stephen M. Prescott, M.D....     52      Director
Richard W. Reichow..........     50      Executive Vice President and Chief Financial Officer
David P. Ward, M.D..........     54      Executive Vice President, Research and Development
John P. Richert.............     50      Vice President, Market Development
W. Bennett Love.............     45      Vice President, Corporate Planning/Communications

     Clayton I. Duncan has been Chairman of the Board of Directors since April 2000 and President, Chief Executive Officer and a director of Incara since January 1995. From 1989 until December 1993, Mr. Duncan was President and Chief Executive Officer of Sphinx Pharmaceuticals Corporation, a biopharmaceutical company which was acquired by Eli Lilly and Company in September 1994. From December 1993 until September 1994, he served as an independent consultant to Sphinx with regard to the sale of Sphinx to Lilly. From 1987 to 1989, Mr. Duncan was a General Partner of Intersouth Partners, a venture capital firm. From 1979 to 1987, he was an executive with Carolina Securities Corporation, a regional investment banking firm, serving as Executive Vice President and a director from 1984 to 1987. Mr. Duncan was founder and Chairman of the Board of CRX Medical, Inc., a medical products company that conducted research and development in wound management, ophthalmic disorders and interventional radiology. Mr. Duncan is also a director of Aeolus Pharmaceuticals, Inc., CPEC LLC, and Renaissance Cell Technologies, Inc., all of which are subsidiaries of Incara. Mr. Duncan received an M.B.A. from the University of North Carolina at Chapel Hill. In addition, Mr. Duncan is a director of The Forest at Duke, a continuing care retirement community, and Chairman of the Board of Directors of the Carolina Ballet, a professional ballet company.

     David B. Sharrock has been a director of Incara since October 1995. Mr. Sharrock was associated with Marion Merrell Dow, Inc., a multi-national pharmaceutical company, and its predecessor companies for over 35 years until his retirement in December 1993. Most recently, since December 1989, he served as Executive Vice President, Chief Operating Officer and a director, and in 1988, he was named President and Chief Operating Officer of Merrell Dow Pharmaceuticals Inc. Mr. Sharrock is also a director of Interneuron Pharmaceuticals, Inc. and Broadwing Inc.

     Edgar H. Schollmaier has been a director of Incara since May 1998. Mr. Schollmaier is Chairman of Alcon Laboratories, Inc., a wholly owned subsidiary of Nestle SA. He served as President of Alcon from 1972 to 1997 and was Chief Executive Officer for the last 20 years of that term. He is a graduate of the University of Cincinnati and the Harvard Graduate School of Business Administration. He serves as a director of DENTSPLY International, Inc., a dental products company, and Stevens International Inc., a printing and packaging company. In addition, he is a Regent of Texas Christian University and a director of the University of Cincinnati Foundation, the Cook Children's Hospital, Research to Prevent Blindness and the Foundation of the American Academy of Ophthalmology.

     Stephen M. Prescott, M.D. was elected to the Board in April 2000. Dr. Prescott is the Executive Director of the Huntsman Cancer Institute at the University of Utah in Salt Lake City. Dr. Prescott received his M.D. degree from Baylor College of Medicine in 1973 and then completed training in Internal Medicine at the University of Utah. Dr. Prescott subsequently undertook advanced research training in biochemistry and molecular biology at Washington University School of Medicine. He joined the faculty at the University of Utah in 1982 and currently is a Professor of Internal Medicine at the University of Utah and holds the H.A. & Edna Benning Presidential Endowed Chair in Human Molecular Biology and Genetics. From 1998 until 1999, Dr. Prescott was Director of the Program in Human Molecular Biology & Genetics in the Eccles Institute at the University of Utah.

     Richard W. Reichow has been Executive Vice President since July 1998, Secretary since October 1995, and Senior Vice President, Chief Financial Officer and Treasurer since March 1995. Mr. Reichow was employed by Sphinx as President and Chief Executive Officer from December 1993 to September 1994, as Vice President, Finance & Administration from August 1991 to September 1994, and as Chief Financial Officer and Treasurer from March 1990 to September 1994.
Between September 1994 and March 1995, he was an independent financial consultant. Mr. Reichow was Vice President, Chief Financial Officer and Treasurer of CRX Medical from 1987 to 1990. Mr. Reichow is a Certified Public Accountant.

     David P. Ward, M.D. has been Executive Vice President, Research and Development of Incara since July 1998, and was Senior Vice President, Research & Development from March 1995 to July 1998. Dr. Ward was Group Vice President, Medical, Regulatory Affairs and Clinical Operations of Quintiles Transnational Corporation, a contract research organization, from October 1994 to March 1995. Dr. Ward was Vice President of Clinical Development and Regulatory Affairs of Sphinx from January 1992 to September 1994. Prior to that time, Dr. Ward was employed by SmithKline Beecham, a multinational pharmaceutical company, for more than six years, serving as a Vice President in various clinical areas. Dr. Ward received his M.D. degree from Case Western Reserve University Medical School.

     John P. Richert has been employed by Incara since 1995, and has been Vice President, Market Development since December 1996. Mr. Richert served as Director, Market Development with Sphinx from 1991 to 1994. Mr. Richert was employed by Schering-Plough Corporation, a major pharmaceutical manufacturer, from 1981 to 1990 where he held positions of increasing responsibility in marketing. Mr. Richert received an M.B.A. in Pharmaceutical Marketing from Fairleigh-Dickinson University.

     W. Bennett Love has been employed by Incara since 1995, and has been Vice President, Corporate Planning/Communications since June 1997. From 1990 to 1994, Mr. Love was employed as Sphinx as Director, Corporate Planning/ Communications. From 1983 through 1989, he was an investment banker with a regional securities firm. Mr. Love received an M.B.A. from the University of North Carolina at Chapel Hill.

Executive Compensation

  Summary Compensation

     The following table sets forth all compensation earned for services rendered to it in all capacities for the fiscal years ended September 30, 2000, 1999 and 1998, by Incara's Chief Executive Officer and by the four most highly compensated executive officers who earned at least $100,000 in the respective fiscal year (collectively, the "Named Officers").

                          Summary Compensation Table

                                                 Annual Compensation          Long Term Compensation Awards
                                                 -------------------      -------------------------------------
Name and                            Fiscal                                 Stock Options      Restricted Stock        All Other
Principal Position                   Year         Salary      Bonus           (Shares)          (Shares) (2)       Compensation (1)
------------------------------      ------       --------    -------      --------------     ------------------   ------------------
Clayton I. Duncan                     2000       $322,500    $30,000                 ---             ---              $2,823
   President and Chief                1999        300,000     84,000                 ---         188,375               2,934
   Executive Officer                  1998        295,225     78,652             235,877             ---               2,791

David P. Ward, M.D.                   2000        252,625     30,844                 ---             ---               3,340
   Executive Vice President,          1999        235,000     51,994                 ---         120,000               3,993
   Research & Development             1998        221,250     44,520             140,000             ---               3,657

Richard W. Reichow                    2000        252,625     31,844                 ---             ---               2,762
   Executive Vice President,          1999        235,000     54,637                 ---         120,000               3,044
   Chief Financial Officer,           1998        212,250     46,825             140,000             ---               2,811
   Treasurer and Secretary

W. Bennett Love                       2000        131,150     13,344                 ---             ---               1,664
   Vice President, Corporate          1999        122,000     23,028                 ---          44,000               1,608
   Planning/Communications            1998        117,333     17,480              54,000             ---               1,554

John P. Richert                       2000        131,150      9,531                 ---             ---               1,159
   Vice President,                    1999        122,000     22,341                 ---          49,000               1,200
   Market Development                 1998        119,083     18,262              59,000             ---               1,126

______________________

(1) Consists of Life and Long-term disability insurance premiums and health club fees reimbursed or paid on behalf of the Named Officers.
(2) As of September 23, 1999, the Named Officer purchased the number of shares of restricted stock indicated at par value ($0.001 per share) and cancelled stock options to purchase an equal number of shares of common stock. The shares of restricted stock vest over three years from the date of grant and vesting could be accelerated pursuant to a change of control or an involuntary termination of employment. As of September 30, 2000 a total of 66,884 shares had vested for Mr. Duncan, 40,494 shares for Dr. Ward, 40,494 shares for Mr. Reichow, 12,696 shares for Mr. Love and 14,570 shares for Mr. Richert. The value of the restricted stock received by the Named Officer, based on the closing price of Incara's stock on September 23, 1999 ($0.625), was as follows: for Mr. Duncan $117,546; for Dr. Ward $74,880; for Mr. Reichow $74,880; for Mr. Love $27,456; and for Mr. Richert $30,625.

  Management Incentive Plan

     The Compensation Committee and the Board of Directors have approved a Management Incentive Plan ("MIP") for the executive officers of Incara. The MIP provides for cash payments to the executive officers upon the achievement of certain corporate and individual objectives. The MIP is intended to be an annual compensation program. For the calendar year ended September 30, 2000, the corporate objectives related to financing and our three research and development programs. For the calendar years ended December 31, 1999 and 1998, the corporate objectives related primarily to the development and commercialization of bucindolol and the identification and advancement of other potential products or programs. The corporate and individual objectives for calendar 2000 have been evaluated and cash payments were made to the Named Officers in January 2001.

  Option Grants, Exercises and Holdings and Fiscal Year-End Option Values

     No stock option grants were made to any of the Named Officers during the fiscal year ended September 30, 2000.

     The following table sets forth certain information concerning all stock options exercised during the fiscal year ended September 30, 2000 by the Named Officers, and the number and value of unexercised options held by the Named Officers as of September 30, 2000:

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
                                    Values

                                                                      Number of                             Value of
                                                                Securities Underlying                      Unexercised
                            Shares                               Unexercised Options                   In-the-Money Options
                           Acquired         Value               at September 30, 2000                at September 30, 2000 (2)
                                                          ----------------------------------    ---------------------------------
Name                      on Exercise    Realized (1)      Exercisable       Unexerciseable      Exercisable      Unexerciseable
-------------------      -------------  -------------     ----------------------------------    ---------------------------------
Clayton I. Duncan             100,000       $232,750           151,557              -               $420,267      $      -
David P. Ward, M.D.                 -              -           116,500              -               $338,448      $      -
Richard W. Reichow             40,000       $ 93,100            75,800              -               $215,737      $      -
W. Bennett Love                     -              -            36,000              -               $ 85,500      $      -
John P. Richert                     -              -            36,000              -               $ 97,500      $      -

 (1) Market value of underlying securities on the date of exercise, minus the exercise price.
 (2) Value based on the difference between the fair market value of the shares of common stock at September
     30, 2000 ($3.375), as quoted on the Nasdaq Stock Market, and the exercise price of the options.

Employment Agreements

     In September 1999, Incara entered into individual severance agreements with Mr. Duncan, Dr. Ward, Mr. Reichow, Mr. Love and Mr. Richert. The severance agreements provide that if the officer's employment with Incara is terminated, without just cause, subsequent to a change in control as defined in the severance agreements, such officer shall receive a severance benefit of two and one-half times his annual base salary and average bonus.

     In December 2000, Incara entered into a three-year employment agreement with Mr. Duncan. The agreement provides for an annual base salary of $360,000 and annual bonuses based on the achievement of performance milestones to be mutually agreed upon by Mr. Duncan and the Board or its Compensation Committee. The agreement with Mr. Duncan also provides that during the term of the agreement and, unless Mr. Duncan terminates his employment for cause, for a period of one year thereafter, Mr. Duncan will not compete with Incara, directly or indirectly. In the event Mr. Duncan's employment is terminated by the Board, other than in a change in control and without just cause, Incara shall continue to pay for a period of one year, Mr. Duncan's base salary plus a percentage of his salary equal to the average annual bonus percentage earned for the two years prior to the date of termination.

     In November 1998, Incara entered into three-year employment agreements with each of Dr. Ward and Mr. Reichow. The agreements provide for base salaries and annual bonuses based upon the achievement of performance milestones to be mutually agreed upon by the officer and the Chief Executive Officer, the Board or the Compensation Committee. Each agreement also provides that during its term and, unless the employee terminates his employment for cause, for a period of nine months thereafter, the employee will not compete with Incara, directly or indirectly. In the event that the employment of Dr. Ward or Mr. Reichow is terminated by the Board, other than in a change in control and without just cause, Incara shall continue to pay, for a period of nine months, Dr. Ward or Mr. Reichow, as the case may be, his base salary plus a percentage of his salary equal to the average annual bonus percentage earned for the two years prior to the date of termination.

     In November 1998, Incara entered into three-year employment agreements with Mr. Love and Mr. Richert. The agreements provide for base salary and annual bonus based upon the achievement of performance milestones to be mutually agreed upon by the officer and the Chief Executive Officer, the Board or the Compensation Committee. Each agreement also provides that during its term and, unless the officer terminates his employment for cause, for a period of six months thereafter, the officer will not compete with Incara, directly or indirectly. In the event that the employment of the officer is terminated by the Board, other than in a change in control and without just cause, Incara shall continue to pay the officer his base salary for a period of six months.

Compensation of Directors

     All directors are reimbursed for expenses incurred in connection with each board or committee meeting attended. From October 1, 1999 and through January 17, 2000, each director who was not an employee of Incara received a fee of $2,000 per Board meeting attended in person. In addition, the 1994 Stock Option Plan provided for the grant of nonstatutory options to non-employee directors of Incara pursuant to a non-discretionary, automatic grant mechanism (the "Automatic Grant Program"). Each non-employee director of Incara ("Eligible Director") was granted a stock option to purchase 5,000 shares of Incara common stock on the date each such person first became an Eligible Director. Each Eligible Director thereafter was granted automatically each year upon re-election (except in the year his or her initial director stock option was granted) an option to purchase 3,000 shares of Incara common stock as long as such director was a member of the Board. The exercise price of options granted under the Automatic Grant Program was the fair market value of Incara's common stock on the date of grant. Such options became exercisable ratably over 36 months commencing one month from the date of grant and expire the earlier of 10 years after the date of grant or 90 days after termination of the director's service on the Board.

     After a review of director compensation programs of other companies in its industry, on January 18, 2000, the Compensation Committee and the Board adopted a new compensation program for Eligible Directors. Each Eligible Director will receive an annual retainer of $13,000 and will receive a fee of $500 for each Board meeting attended in person. The annual retainer will be due on the date that the Eligible Director is elected or re-elected to the Board of Directors. Directors may elect to receive all or a portion of their annual retainer as an option to purchase common stock. Any remainder will be paid in cash. Any option elected will enable the director to purchase a number of shares equal to three times the number of shares that could have been purchased with the portion of the annual retainer elected to be received as option. The exercise price per share for the option will be the fair market value of the common stock on the date of the grant. The date of grant will be the date the annual retainer is granted to the director. These options will be fully vested upon grant and will be exercisable for ten years from the date of the grant. This director compensation program was adopted on January 18, 2000, subject to the transition policy that the date of the annual retainer and the grant date was January 18, 2000 for each Eligible Director who was a director on the date the program was adopted and the director did not receive any additional retainer at the following Annual Meeting. In addition, the Automatic Grant Program was revised to increase the initial stock option grant for new Eligible Directors from 5,000 shares to 10,000 shares and the annual automatic stock option grant was increased from 3,000 shares to 6,000 shares. The options will become exercisable ratably over 36 months commencing one month from the date of grant and will expire 10 years after the date of grant.

Compensation Committee Interlocks and Insider Participation

     During fiscal 2000, the Compensation Committee consisted of Joseph J. Ruvane, Jr., Mr. Sharrock, Mr. Schollmaier and Dr. Prescott. Mr. Ruvane, Mr. Sharrock, Mr. Schollmaier and Dr. Prescott were not at any time during fiscal 2000 or at any other time an officer or employee of Incara. No executive officer of Incara serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board of Directors of Incara or the Compensation Committee. Mr. Ruvane died in June 2000.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 26, 2000, Incara purchased from each of Lola M. Reid and James D. Crapo, both of whom are consultants to Incara, 18,000 shares of our common stock at a per share price of $2.25, the closing price as listed on Nasdaq on July 26, 2000. Incara repurchased these shares in order to comply with Nasdaq Rule 4460, which limits the amount of our common stock we can issue under certain circumstances without stockholder approval. The shares repurchased were issued to Drs. Reid and Crapo in the acquisitions of Renaissance Cell Technologies and Aeolus Pharmaceuticals on March 31, 2000.

     On March 31, 2000, Incara purchased all of the minority interests of Renaissance Cell Technologies, Inc. and Aeolus Pharmaceuticals, Inc. Prior to the acquisition, Incara owned 78.0% of Renaissance and 65.8% of Aeolus. Incara issued 1,220,041 shares of its common stock in exchange for the subsidiaries' minority ownership. The acquisition has been accounted for using the purchase method of accounting. The total purchase price of $6,664,000 consisted of 1,220,041 shares of Incara's common stock with a fair market value of $5.46 per share, based on the price of the Company's common stock at the date of acquisition. The total purchase price was allocated to purchased in-process research and development and immediately charged to operations because the in-process research purchased was in preclinical stages and feasibility had not been established at the date of the acquisition and was deemed to have no alternative future use. Additionally, Renaissance and Aeolus had no workforce or other tangible fixed assets.

     In January 2000, the Company's Board of Directors authorized the repurchase of up to $2,000,000 of Incara's common stock during the following two months through purchases on the stock market. During that period, the Company repurchased 104,100 shares of common stock at a cost of $331,000.

     On July 15, 1999, Incara restructured its corporate relationship with Interneuron Pharmaceuticals, Inc. to reduce Interneuron's majority ownership of Incara in exchange for an increased ownership by Interneuron of CPEC, Inc. (the "Restructuring"). Prior to the Restructuring, CPEC, Inc. was owned 80.1% by Incara and 19.9% by Interneuron. As a preliminary step in the Restructuring, Incara acquired Interneuron's 19.9% interest in CPEC, Inc., which was then merged into CPEC LLC, a Delaware limited liability company. Incara redeemed 4,229,381 of the 4,511,084 shares of Incara common stock owned by Interneuron, in exchange for a 65.0% ownership of CPEC LLC and cancellation of certain liabilities owed to Interneuron by Incara and CPEC, Inc. which totalled $2,421,000.

     In May 1998, Incara acquired all of the outstanding stock of Transcell Technologies, Inc. in a merger of Transcell with and into Incara and also acquired certain related technology rights held by Interneuron in exchange for Incara common stock with an aggregate market value of $14,200,000. In addition, Incara issued replacement stock options and warrants to purchase 241,705 shares and 17,783 shares, respectively, of Incara common stock to Transcell employees consultants and warrant holders, with a total estimated value of $1,507,000. Prior to the Transcell merger, Transcell and Incara were both majority-owned subsidiaries of Interneuron. Under the terms of the Agreement and Plan of Merger between Incara, Transcell and Interneuron dated March 2, 1998, Transcell stockholders received Incara common stock in three installments. The first installment of 320,151 shares was issued upon closing the transaction on May 8, 1998 (the "Closing"). In exchange for certain license and technology rights held by Interneuron, and for Interneuron's continuing guarantee of certain of Transcell's lease obligations, Incara issued to Interneuron 174,672 shares of Incara common stock at Closing with a value of $3,000,000 and agreed to pay Interneuron a royalty on net sales of certain products that might result from a Research Collaboration and Licensing Agreement originally entered into among Transcell, Interneuron and Merck & Co., Inc. In lieu of the second installment payment due to Interneuron, Interneuron retained 281,703 shares of Incara common stock as part of the Restructuring. On August 9, 1999, Incara issued 867,583 shares of Incara common stock, valued at approximately $1.38 per share, to the other former Transcell stockholders as payment for their second installment in the principal amount of $1,202,000. On February 8, 2000, Incara issued 856,861 shares of Incara common stock, valued at approximately $3.36 per share, to Interneuron and the other former Transcell stockholders as payment for the third and final installment in the principal amount of $2,881,000.

     Incara has adopted a policy that all transactions between Incara and its executive officers, directors and other affiliates must be approved by a majority of the members of the Board of Directors of Incara and by a majority of the disinterested members of the Board, and must be on terms no less favorable to Incara than could be obtained from unaffiliated third parties. In addition, the policy requires that any loans by Incara to its executive officers, directors or other affiliates be for bona fide business purposes only.


                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of shares of Incara's common stock as of November 30, 2000 by

       . each person known by Incara to beneficially own more that 5% of the outstanding shares of common stock,
       .  each director of Incara,
       . each executive officer of Incara, and . all directors and executive officers of Incara as a group.

     Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock indicated below.

     As of November 30, 2000 Incara had 7,365,849 shares of common stock outstanding. Share ownership in each case includes shares issuable upon exercise of options that may be exercised within 60 days after November 30, 2000 for purposes of computing the percentage of common stock owned by such person but not for purposes of computing percentage owned by any other person.

                                                                                         Beneficially          Percentage
                                                                                             Owned                Owned
                                                                                       -----------------      ------------
Clayton I. Duncan (1)............................................................                678,526               9.0%
   3200 East Highway 54, Cape Fear Building, Suite 300
   Research Triangle Park, North Carolina 27709
David B. Sharrock (2)............................................................                 47,034                 *
Edgar H. Schollmaier (3).........................................................                 34,645                 *
Stephen M. Prescott, M.D. (3)....................................................                 16,155                 *
David P. Ward, M.D. (4)..........................................................                249,847               3.3%
Richard W. Reichow (5)...........................................................                303,480               4.1%
W. Bennett Love (6)..............................................................                116,202               1.6%
John P. Richert (7)..............................................................                116,039               1.6%
Lola M. Reid (8).................................................................                555,890               7.4%
   3621 Sweeten Creek Road
   Chapel Hill, North Carolina 27514
James D. Crapo (9)...............................................................                495,951               6.6%
   4650 South Forest St.
   Englewood, Colorado 80110
Interneuron Pharmaceuticals, Inc.................................................                482,011               6.5%
   One Ledgemont Center
   99 Hayden Avenue
   Lexington, Massachusetts 02421
All directors and executive officers as a group (8 persons) (10).................              1,561,928              19.7%

______________
    *Less than one percent

(1) Includes 362,470 shares owned (of which, 107,992 shares are unvested shares of restricted stock) by Mr. Duncan, 152,000 shares owned by Mr. Duncan's children, and 164,056 shares issuable upon exercise of options held by Mr. Duncan. Mr. Duncan disclaims beneficial ownership of the shares held by his children. Mr. Duncan is Chairman of the Board of Directors, President and Chief Executive Officer of Incara.

(2) Includes 1,000 shares owned and 46,034 shares issuable upon exercise of options held by Mr. Sharrock, a director of Incara.

(3) Consists of shares issuable upon exercise of options held by the named individual, a director of Incara.

(4) Includes 125,014 shares owned (of which, 70,672 shares are unvested shares of restricted stock) and 124,833 shares issuable upon exercise of options held by Dr. Ward, an executive officer of Incara.

(5) Includes 219,347 shares owned (of which, 70,672 shares are unvested shares of restricted stock) and 84,133 shares issuable upon exercise of options held by Mr. Reichow, an executive officer of Incara.

(6) Includes 77,702 shares owned (of which 27,826 shares are unvested shares of restricted stock) and 38,500 shares issuable upon exercise of options held by Mr. Love, an executive officer of Incara.

(7) Includes 77,539 shares owned (of which, 30,604 shares are unvested shares of restricted stock) and 38,500 shares issuable upon exercise of options held by Mr. Richert, an executive officer of Incara.

(8) Includes 314,286 shares owned by Dr. Reid and 131,604 shares owned by Dr. Mark Furth, Dr. Reid's husband and 110,000 shares issuable upon exercise of options held by Dr. Reid. Dr. Reid disclaims beneficial ownership of the shares held by her husband.

(9) Includes 339,951 shares owned by Dr. Crapo and 156,000 shares issuable upon exercise of options held by Dr. Crapo.

(10) See footnotes (1)-(7).

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Incara consists of 40,000,000 shares of common stock, par value $.001 per share, and 3,000,000 shares of preferred stock, par value $.01 per share.

  Common Stock

     As of November 30, 2000, there were 7,365,849 shares of common stock outstanding, 1,941,160 shares of common stock issuable upon the exercise of outstanding stock options and 66,816 shares of common stock issuable upon the exercise of warrants.

     Holders of shares of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Incara, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distributions rights applicable to any outstanding shares of preferred stock. Shares of common stock have no preemptive, conversion or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

  Preferred Stock

     The Company has the authority to issue up to 3,000,000 shares of preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of Incara. Because the terms of the preferred stock may be fixed by the Board of Directors of Incara without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed take-over of Incara or to make the removal of management of Incara more difficult. Under certain circumstances this could have the effect of decreasing the market price of the common stock. Management of Incara is not aware of any threatened transaction to obtain control of Incara. As of November 30, 2000, there were no shares of preferred stock outstanding. We issued shares of newly created Series B non-voting convertible preferred stock and Series C non-voting convertible exchangeable preferred stock to Elan as discussed under "Recent Developments."

  Warrants

     As of November 30, 2000, warrants to purchase 66,816 shares were outstanding, 49,033 of which are exercisable at an exercise price of $8.25 per share and expire in February 2001, and 17,783 of which are exercisable at an exercise price of $13.49 per share and expire in May 2003. Each warrant contains provisions for the adjustment of the exercise price under certain circumstances, including sales of stock at less than the exercise price, stock dividends, stock splits, reorganizations, reclassifications or mergers.

  Section 203 of the Delaware Corporation Law

     Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") prevents an "interested stockholder" (defined in Section 203 of the DGCL, generally, as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

 .   before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

 .   upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plant will be tendered in a tender or exchange offer); or

 .   following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The statute could prohibit or delay a merger, takeover or other change in control of Incara and therefore could discourage attempts to acquire Incara.

  Limitation of Liability

     Section 145 ("Section 145") of the DGCL provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation:

 .   shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits;
 .   may be indemnified by the corporation for the expenses, judgments, fines and paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and
 .   may be indemnified by the corporation for the expenses of a derivative suit
    (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

    The indemnification discussed in clauses two and three above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. The indemnification discussed in clause three above may be made, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that despite such adjudication, but in view of all the circumstances, he is entitled to indemnification.

     Article Seventh of Incara's Certificate of Incorporation provides in substance that, to the fullest extent permitted by the DGCL as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorney's fees, and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of Incara. The indemnification provided by Incara's Certificate of Incorporation is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

 .   for any breach of the director's duty of loyalty to the corporation or its stockholders,
 .   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
 .   under Section 174 of the DGCL, or
 .   for any transaction from which the director derived an improper personal benefit.

     Article Ninth of Incara's Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL.

     We maintain liability insurance on our officers and directors against liabilities that they may incur in such capacities.

  Transfer Agent and Registrar

     The Transfer Agent and Registrar for the common stock is American Stock Transfer and Trust Company.

                              SELLING STOCKHOLDER

     The shares being offered by Knoll AG under this prospectus consist of 175,000 shares of our common stock. The address of Knoll is Knollstrasse 67061, Ludwigshafen, Germany.

     The following table sets forth information about the beneficial ownership of our common stock by Knoll as of December 20, 2000.

                                    Shares Of Common Stock                              Number Of Shares Of Common
                                 Beneficially Owned Prior To      Number Of Shares       Stock Beneficially Owned
                                         The Offering              Of Common Stock        Following The Offering
                                -----------------------------                          ----------------------------
Name of Selling Stockholder        Number           Percent         Being Offered        Number           Percent
-------------------------------------------------------------------------------------------------------------------
Knoll AG                          175,000             2.3%          Up to 175,000         0(1)               0%

(1)  Assumes the resale of all 175,000 shares of common stock held by Knoll.


                             PLAN OF DISTRIBUTION

     To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:
     .    the name of any broker-dealers;
     .    the number of shares of common stock involved;
     .    the price at which the common stock is to be sold;
     . the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;
     . that such broker-dealer did not conduct any investigation to verify the information set out in this prospectus, as supplemented; and
     .    other facts material to the transaction.

     Knoll, as the selling stockholder, and we will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5.

     Knoll might sell the shares through registered or licensed brokers or dealers in order to comply with the securities laws of states in which it sells our stock, if applicable.

     This resale offering will terminate on the earlier of:
     . the date on which the shares of common stock are eligible for resale without restrictions pursuant to Rule 144 under the Securities Act; or
     . the date on which all shares of common stock offered by Knoll under this prospectus have been sold by Knoll.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.


                                    EXPERTS

     The financial statements as of September 30, 2000 and 1999 and for each of the three years in the period ended September 30, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission a registration statement on Form S-1, including exhibits, schedules and amendments, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the registration statement. For further information about us and the shares of our common stock to be sold in this offering, please refer to this registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy our registration statement or any other document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at "http:/www.sec.gov."

     You may request a copy of our filings, at no cost, by writing or telephoning us at the following address:

                      Incara Pharmaceuticals Corporation
                              Investor Relations
                             Post Office Box 14287
              3200 East Highway 54, Cape Fear Building, Suite 300
                 Research Triangle Park, North Carolina 27709
                                (919) 558-8688

     You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants......................................... F-2

Consolidated Balance Sheets--As of September 30, 2000 and 1999............ F-3

Consolidated Statements of Operations--For the fiscal years ended
 September 30, 2000, 1999 and 1998........................................ F-4

Consolidated Statements of Stockholders' Equity--For the fiscal years ended September 30, 2000, 1999 and 1998.................................. F-5

Consolidated Statements of Cash Flows--For the fiscal years ended
 September 30, 2000, 1999 and 1998........................................ F-6

Notes to Consolidated Financial Statements................................ F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
 INCARA PHARMACEUTICALS CORPORATION

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Incara Pharmaceuticals Corporation and its subsidiaries (the "Company") at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Raleigh, North Carolina
November 15, 2000

                       INCARA PHARMACEUTICALS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                 (Dollars in thousands, except per share data)

                                                              September 30,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $  1,877  $  2,407
  Marketable securities....................................    4,678     2,553
  Accounts receivable......................................      197       282
  Prepaids and other current assets........................      403       237
                                                            --------  --------
    Total current assets...................................    7,155     5,479
Property and equipment, net................................      193     2,483
Other assets...............................................      --         82
                                                            --------  --------
                                                            $  7,348  $  8,044
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $    637  $    654
  Accrued expenses.........................................    1,807     1,933
  Current portion of capital lease obligations.............       22       488
  Current portion of notes payable.........................       27       197
                                                            --------  --------
    Total current liabilities..............................    2,493     3,272
Long-term portion of capital lease obligations.............       43       399
Long-term portion of notes payable.........................      --        582
Stockholders' equity:
  Common stock, $.001 par value per share, 40,000,000
   shares authorized, 7,365,849 and 5,226,969 shares issued
   and outstanding at September 30, 2000 and 1999,
   respectively............................................        7         5
  Additional paid-in capital...............................   88,951    81,772
  Restricted stock.........................................     (239)     (744)
  Accumulated deficit......................................  (83,907)  (77,242)
                                                            --------  --------
    Total stockholders' equity.............................    4,812     3,791
                                                            --------  --------
                                                            $  7,348  $  8,044
                                                            ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INCARA PHARMACEUTICALS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                      Fiscal Year Ended
                                                        September 30,
                                                  ----------------------------
                                                    2000      1999      1998
                                                  --------  --------  --------
Revenue:
  Contract and license fee revenue............... $    100  $  2,088  $  6,121
                                                  --------  --------  --------
Costs and expenses:
  Research and development.......................    7,645    18,996    16,799
  Purchase of in-process research and
   development...................................    6,664       --      5,343
  General and administrative.....................    2,613     3,045     3,509
                                                  --------  --------  --------
    Total costs and expense......................   16,922    22,041    25,651
                                                  --------  --------  --------
Loss from operations.............................  (16,822)  (19,953)  (19,530)
Gain on sale of division.........................    9,751       --        --
Investment income, net...........................      406       355       384
                                                  --------  --------  --------
Net loss......................................... $ (6,665) $(19,598) $(19,146)
                                                  ========  ========  ========
Net loss per common share:
  Basic.......................................... $  (1.06) $  (2.98) $  (2.69)
                                                  ========  ========  ========
  Diluted........................................ $  (1.06) $  (2.98) $  (2.69)
                                                  ========  ========  ========
Weighted average common shares outstanding.......    6,312     6,583     7,113
                                                  ========  ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INCARA PHARMACEUTICALS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars in thousands)

                            Common Stock
                          -----------------  Additional                                         Total
                            Number     Par    Paid-in   Restricted   Deferred   Accumulated Stockholders'
                          of Shares   Value   Capital     Stock    Compensation   Deficit      Equity
                          ----------  -----  ---------- ---------- ------------ ----------- -------------
Balance at September 30,
 1997...................   6,956,545  $  7    $52,243     $ --       $  (296)    $(38,498)    $ 13,456
Exercise of common stock
 options................      15,576   --          59       --           --           --            59
Grants of common stock
 options at below fair
 value..................         --    --       1,450       --        (1,450)         --           --
Stock-based
 compensation...........         --    --         464       --           --           --           464
Amortization of deferred
 compensation...........         --    --         --        --           660          --           660
Proceeds from offerings
 of Employee Stock
 Purchase Plan..........      13,592   --         142       --           --           --           142
Contribution to
 Transcell capital by
 Interneuron............         --    --      18,698       --           --           --        18,698
Common stock issued to
 unrelated parties in
 conjunction with
 Transcell Merger.......     303,440   --       5,343       --           --           --         5,343
Net loss for the fiscal
 year ended September
 30, 1998...............         --    --         --        --           --       (19,146)     (19,146)
                          ----------  ----    -------     -----      -------     --------     --------
Balance at September 30,
 1998...................   7,289,153     7     78,399       --        (1,086)     (57,644)      19,676
Exercise of common stock
 options................      21,851   --          53       --           --           --            53
Amortization of deferred
 compensation...........         --    --         --        --           827          --           827
Proceeds from offerings
 of Employee Stock
 Purchase Plan..........      67,851   --         134       --           --           --           134
Contribution of payables
 to capital by
 Interneuron............         --    --       2,421       --           --           --         2,421
Cancellation of common
 stock returned by
 Interneuron............  (4,229,381)   (4)         4       --           --           --           --
Common stock issued to
 unrelated parties in
 conjunction with
 Transcell Merger.......     867,583     1         (1)      --           --           --           --
Write-off of deferred
 compensation related to
 common stock options
 cancelled..............         --    --        (259)      --           259          --           --
Restricted common stock
 sold to employees and
 consultants............   1,209,912     1        755      (755)         --           --             1
Stock-based compensation
 and amortization of
 Restricted Stock.......         --    --         266        11          --           --           277
Net loss for the fiscal
 year ended September
 30, 1999...............         --    --         --        --           --       (19,598)     (19,598)
                          ----------  ----    -------     -----      -------     --------     --------
Balance at September 30,
 1999...................   5,226,969     5     81,772      (744)         --       (77,242)       3,791
Exercise of common stock
 options................     140,000   --          50       --           --           --            50
Proceeds from offerings
 of Employee Stock
 Purchase Plan..........     208,744   --         122       --           --           --           122
Common stock issued in
 conjunction with
 Transcell Merger.......     856,861     1         (1)      --           --           --           --
Common stock issued in
 conjunction with Aeolus
 and Renaissance
 mergers................   1,220,041     1      6,663       --           --           --         6,664
Stock-based compensation
 and amortization of
 Restricted Stock.......         --    --         838       424          --           --         1,262
Restricted Stock
 forfeited..............    (146,666)  --         (81)       81          --           --           --
Common stock
 repurchased............    (140,100)  --        (412)      --           --           --          (412)
Net loss for the fiscal
 year ended September
 30, 2000...............         --    --         --        --           --        (6,665)      (6,665)
                          ----------  ----    -------     -----      -------     --------     --------
Balance at September 30,
 2000...................   7,365,849  $  7    $88,951     $(239)     $   --      $(83,907)    $  4,812
                          ==========  ====    =======     =====      =======     ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INCARA PHARMACEUTICALS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                        Fiscal Year Ended
                                                          September 30,
                                                    ---------------------------
                                                     2000      1999      1998
                                                    -------  --------  --------
Cash flows from operating activities:
  Net loss........................................  $(6,665) $(19,598) $(19,146)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization.................      260       771     1,837
    Noncash compensation..........................    1,262     1,105     1,125
    Purchase of in-process research and
     development..................................    6,664       --      5,343
    Gain on sale of division......................   (9,751)      --        --
    Loss on disposal of property and equipment....       36       --        --
    Interest expense on notes to Interneuron......      --        --        918
    Change in assets and liabilities:
      Accounts receivable.........................       85       814        31
      Prepaids and other assets...................     (170)     (117)      120
      Accounts payable and accrued expenses.......     (653)   (1,356)  (10,054)
      Deferred revenue............................      --        --       (500)
                                                    -------  --------  --------
        Net cash used in operating activities.....   (8,932)  (18,381)  (20,326)
                                                    -------  --------  --------
Cash flows from investing activities:
  Proceeds from sale of division..................   11,000       --        --
  Proceeds from sales and maturities of marketable
   securities.....................................    6,468    11,406    20,400
  Purchases of marketable securities..............   (8,593)   (1,044)  (13,920)
  Purchases of property and equipment.............     (114)     (278)   (1,110)
                                                    -------  --------  --------
        Net cash provided by investing
         activities...............................    8,761    10,084     5,370
                                                    -------  --------  --------
Cash flows from financing activities:
  Net proceeds from issuance of stock and
   warrants.......................................      172       187       201
  Proceeds from capital leases....................       38       --        --
  Repurchase of common stock......................     (412)      --        --
  Proceeds from notes payable.....................        2         2       460
  Principal payments on notes payable.............      (58)     (194)     (117)
  Principal payments on capital lease
   obligations....................................     (101)     (494)     (345)
  Advances from Interneuron, net..................      --        556     7,219
                                                    -------  --------  --------
        Net cash provided by (used by) financing
         activities...............................     (359)       57     7,418
                                                    -------  --------  --------
        Net decrease in cash and cash
         equivalents..............................     (530)   (8,240)   (7,538)
Cash and cash equivalents at beginning of period..    2,407    10,647    18,185
                                                    -------  --------  --------
Cash and cash equivalents at end of period........  $ 1,877  $  2,407  $ 10,647
                                                    =======  ========  ========
Supplemental disclosure of investing and financing
 activities:
  Cash payments of interest.......................  $    37  $    251  $    222
                                                    =======  ========  ========
  Contribution of payables to capital by
   Interneuron....................................  $   --   $  2,421  $    --
                                                    =======  ========  ========
  Property and equipment acquired through
   financing arrangements.........................  $    38  $    --   $    110
                                                    =======  ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INCARA PHARMACEUTICALS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF THE BUSINESS

   The Company conducts discovery and development programs in three areas: (1) inflammatory bowel disease, using an ultra-low molecular weight heparin; (2) liver disorders, using a novel form of hepatic progenitor cell therapy; and (3) novel small molecule catalytic antioxidants for disorders such as stroke and heart attack.

   The "Company" refers collectively to Incara Pharmaceuticals Corporation ("Incara") and its wholly owned subsidiaries, Aeolus Pharmaceuticals, Inc., a Delaware corporation ("Aeolus"), and Renaissance Cell Technologies, Inc., a Delaware corporation ("Renaissance"). At September 30, 2000, the Company also owned a 35.0% interest in CPEC LLC, a Delaware limited liability company ("CPEC").

   Until July 15, 1999, Incara was a majority-owned subsidiary of Interneuron Pharmaceuticals, Inc. ("Interneuron"). On July 15, 1999, Incara restructured its corporate relationship with Interneuron to reduce Interneuron's majority ownership of Incara in exchange for an increased ownership by Interneuron of CPEC (the "Restructuring"). Prior to the Restructuring, CPEC was owned 80.1% by Incara and 19.9% by Interneuron. Subsequent to the Restructuring, CPEC became owned 35.0% by Incara and 65.0% by Interneuron (see Note I).

   Until July 1999, the Company's most advanced product was BEXTRA(R) (bucindolol HCl), a beta-blocker that was being evaluated in a Phase 3 clinical trial conducted by the National Institutes of Health and the U.S. Department of Veterans Affairs for use in treating congestive heart failure patients. The agencies terminated the study in July 1999, prior to its scheduled termination date, because an interim data analysis indicated there was no significant survival advantage of treatment with bucindolol for the patient population as a whole. In August 1999, the Company agreed to end the collaboration (the "Knoll Collaboration") with BASF Pharma/Knoll AG ("Knoll") for BEXTRA for countries outside the United States and Japan (the "Knoll Territory"), and terminated the European trial of BEXTRA. The Company does not expect to pursue the compound further for this or any other indication.

   In May 1998, Incara acquired all of the outstanding stock of Transcell Technologies, Inc. ("Transcell"), a majority-owned subsidiary of Interneuron, in a merger of Transcell with and into Incara and also acquired certain related technology rights held by Interneuron in exchange for Incara common stock, stock options and stock warrants (the "Transcell Merger"). The purchase of Interneuron's 77.9% interest in Transcell by Incara was treated in a manner similar to a "pooling-of-interests," because it represented a transfer of stock between entities under common control, and the acquisition of the non-Interneuron ownership interest was accounted for by using the "purchase" method of accounting. All of Transcell's past results of operations have been combined with the results of operations for the Company, and the Company's financial statements for all prior periods presented have been restated to reflect the Transcell Merger.

   On December 29, 1999, the Company sold the former Transcell operation, which is referred to as Incara Research Laboratories ("IRL"), to a private pharmaceutical company for $11,000,000 and the right to receive up to an additional $4,000,000 in the event a compound originating from the Research Collaboration and Licensing Agreement (the "Merck Collaboration"), originally entered into among Transcell, Interneuron and Merck & Co., Inc. ("Merck"), reaches certain preclinical and clinical trial milestones. The Company currently does not expect to receive any additional payments from the purchaser. The transaction involved the sale of assets associated with IRL, including rights under the Merck Collaboration and the assumption of certain related liabilities by the purchaser. The Company remains contingently liable through May 2007 on debt and lease obligations of approximately $8,328,000 assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey.

                       INCARA PHARMACEUTICALS CORPORATION

   On March 31, 2000, Incara purchased all of the minority interests of Renaissance and Aeolus. Prior to the acquisitions, Incara owned 78.0% of Renaissance and 65.8% of Aeolus. Incara issued 1,220,041 shares of its common stock in exchange for the subsidiaries' minority ownership. The acquisitions have been accounted for using the purchase method of accounting. The total purchase price of $6,664,000 consisted of 1,220,041 shares of Incara's common stock with a fair value of $5.46 per share, based on the price of the Company's common stock at the date of acquisition. The total purchase price was allocated to purchased in-process research and development and immediately charged to operations because at the date of the acquisition the in-process research purchased was in preclinical stages, feasibility had not been established and it was deemed to have no alternative future use.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation: The consolidated financial statements include the accounts of Incara and its wholly owned subsidiaries. The Company uses the equity method to account for its 35.0% ownership interest in CPEC. All significant intercompany accounts and transactions have been eliminated.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents: The Company invests available cash in short-term bank deposits, money market funds, commercial paper and U.S. Government securities. Cash and cash equivalents include investments with maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximate their fair market value at September 30, 2000 and 1999 due to their short-term nature.

   Marketable Securities: The Company considers its investment portfolio available-for-sale. Debt and equity securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related income taxes. Premiums are amortized and discounts accreted using the interest method over the remaining terms of the related securities. Gains and losses on the sale of securities are determined using the specific identification method. The amortized cost of marketable securities approximates their market value, yielding no unrealized holding gains or losses at September 30, 2000 and 1999. At September 30, 2000, the Company owned $4,678,000 of bank certificates of deposit due within one year. At September 30, 1999 the Company owned $2,553,000 of corporate notes due within one year.

   Accounts Receivable: The accounts receivable balances at September 30, 2000 and 1999 are primarily comprised of amounts due from Interneuron for a portion of the amount payable by the Company to Knoll for bucindolol-related liabilities.

   Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on estimated useful lives or, in the case of leasehold improvements and equipment under capital leases, over the lesser of the estimated useful lives or the lease terms. The estimated useful lives are two years for computers and five years for equipment. No impairments of property and equipment were required to be recognized during the fiscal years ended September 30, 2000 and 1999. Subsequent to the Transcell Merger in May 1998, the Company wrote off $856,000 of property and equipment acquired from Transcell because certain items did not meet the Company's minimum cost per item capitalization criteria. The majority of the Company's property and equipment at September 30, 1999 related to the IRL operations, which was sold in December 1999.

                       INCARA PHARMACEUTICALS CORPORATION

   Expenses for repairs and maintenance are charged to operations as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to operations.

   Revenue Recognition: Revenue is recognized under collaboration or research and development agreements when services are performed or when contractual obligations are met. Cash received in advance of revenue recognition is recorded as deferred revenue.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101, as amended by SAB 101A and SAB101B, outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Adoption is required by the Company no later than the quarter ending September 30, 2001. The Company does not expect SAB 101 to have a significant impact on the Company's revenue recognition policies.

   Research and Development: Research and development costs are expensed in the period incurred. Payments related to the acquisition of in-process research and development are either capitalized or expensed based upon the stage of development of the acquired compound or technology at the date of acquisition.

   Income Taxes: Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amounts expected to be realized.

   Net Loss Per Common Share: Basic net loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per common share is computed using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. Potential common shares consist of stock options, warrants and convertible preferred stock using the treasury stock method and are excluded if their effect is antidilutive. At September 30, 2000 had such potential common shares not been antidilutive, their effect would be to increase the shares used in computing diluted net loss per common share by 500,291 shares to 6,812,143 shares.

   Accounting for Stock-Based Compensation: The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

   Segment Reporting: The Company currently operates in only one segment.

   Recent Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 138 was issued in June 2000 and provides certain amendments to SFAS 133 and must be implemented at the same time as SFAS 133. SFAS 133 and SFAS 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. As issued, SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15,

                       INCARA PHARMACEUTICALS CORPORATION

1999, with earlier application encouraged. In May 1999, the FASB delayed the effective date of SFAS 133 for one year, to fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not currently use, nor does it intend in the future to use, derivative instruments and, therefore, does not expect that the adoption of SAFS 133 and SFAS 138 will have any impact on its financial position or results of operations.

C. PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following at September 30, 2000 and 1999 (in thousands):

                                                                 2000    1999
                                                                 -----  -------
   Office equipment............................................. $ 428  $   735
   Laboratory equipment.........................................   341    1,411
   Leasehold improvements.......................................    58    1,774
                                                                 -----  -------
                                                                   827    3,920
   Less: accumulated depreciation and amortization..............  (634)  (1,437)
                                                                 -----  -------
                                                                 $ 193  $ 2,483
                                                                 =====  =======

   The above amounts included equipment under capital lease obligations with a cost of $268,000 and $930,000 at September 30, 2000 and 1999, respectively, and a net book value of $57,000 and $394,000 at September 30, 2000 and 1999, respectively. Depreciation expense was $260,000 and $771,000 for the fiscal years ended September 30, 2000 and 1999, respectively.

D. ACCRUED EXPENSES

   At September 30, 2000 and 1999, accrued expenses consisted of the following (in thousands):

                                                                   2000   1999
                                                                  ------ ------
   Payroll-related liabilities................................... $  446 $  305
   Bucindolol development costs..................................  1,350  1,619
   Other.........................................................     11      9
                                                                  ------ ------
                                                                  $1,807 $1,933
                                                                  ====== ======

E. COMMITMENTS

   The Company leases office and laboratory space under non-cancelable operating leases. Rent expense under non-cancelable operating leases was $423,000, $1,147,000 and $1,154,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively. The Company also leases equipment under capital leases.

   At September 30, 2000, the Company's non-cancelable future minimum payments under lease arrangements were as follows (in thousands):

                                                               Operating Capital
                                                                Leases   Leases
                                                               --------- -------
   2001.......................................................   $ 116    $ 28
   2002.......................................................     --       28
   2003.......................................................     --       19
                                                                 -----    ----
     Total minimum lease payments.............................   $ 116      75
                                                                 =====
   Less: amount representing interest.........................             (10)
                                                                          ----
   Present value of future minimum lease payments.............            $ 65
                                                                          ====

                       INCARA PHARMACEUTICALS CORPORATION

   The Company remains contingently liable through May 2007 on debt and lease obligations of approximately $8,328,000 assumed by the purchaser of IRL, including the IRL facility lease in Cranbury, New Jersey.

F. NOTES PAYABLE

   Notes payable at September 30, 2000 and 1999 consisted of the following (in thousands):

                                                                   2000   1999
                                                                   -----  -----
   Note payable to North Carolina Biotechnology Center, including accrued interest at 8.75%, principal and interest due in
    December 2000................................................  $  27  $  25
   Note payable to minority stockholder of Renaissance, including
    accrued interest at 5.79%....................................    --      29
   Note payable to a financial institution, including accrued
    interest at 13.4%............................................    --     297
   Note payable to IRL facility landlord, including accrued
    interest at 11.5%............................................    --     428
                                                                   -----  -----
   Notes payable, including current maturities...................     27    779
   Less: current maturities......................................    (27)  (197)
                                                                   -----  -----
   Long-term notes payable.......................................  $ --   $ 582
                                                                   =====  =====

G. STOCKHOLDERS' EQUITY

   Preferred Stock: The Certificate of Incorporation of Incara authorizes the issuance of up to 3,000,000 shares of Preferred Stock, at a par value of $.01 per share. The Board of Directors has the authority to issue Preferred Stock in one or more series, to fix the designation and number of shares of each such series, and to determine or change the designation, relative rights, preferences, and limitations of any series of Preferred Stock, without any further vote or action by the stockholders of the Company. No shares of Preferred Stock were outstanding at September 30, 2000 and 1999.

   Common Stock: In May 1998, Incara issued 494,823 shares of common stock as the first installment of the Transcell Merger (see Note J). In lieu of the second installment payment due to Interneuron, Interneuron retained 281,703 shares of Incara common stock as part of the Restructuring (see Note I). On August 9, 1999, Incara issued 867,583 shares of Incara common stock, valued at approximately $1.38 per share, to the other former Transcell stockholders as payment for their second installment of the Transcell Merger in the principal amount of $1,202,000. Incara issued the third and final installment of the purchase price of 856,861 shares of Incara common stock, valued at approximately $3.36 per share, to the former stockholders of Transcell on February 8, 2000. The issuance of these additional shares did not impact the Company's operating results, because the value of these shares was included in the determination of the purchase price of Transcell in fiscal 1998.

   In January and February 2000, Incara repurchased 104,100 shares of its common stock at a cost of $331,000 through purchases on the stock market. In July 2000, Incara purchased from each of Lola M. Reid, Ph.D. and James D. Crapo, M.D., both of whom are consultants to Incara, 18,000 shares of Incara's common stock at a per share price of $2.25, the closing price as listed on Nasdaq on July 26, 2000. The shares repurchased had been issued to Drs. Reid and Crapo in the acquisitions of Renaissance and Aeolus on March 31, 2000.

                       INCARA PHARMACEUTICALS CORPORATION

   Restricted Stock: As an integral component of a management and employee retention program designed to motivate, retain and provide incentive to the Company's management, employees and key consultants, the Company's Board of Directors adopted the 1999 Equity Incentive Plan (the "1999 Plan") in September 1999. The 1999 Plan provides for the grant of restricted stock ("Restricted Stock") awards which entitle employees and consultants to receive up to an aggregate of 1,400,000 shares of common stock upon satisfaction of specified vesting periods. During September 1999, an aggregate of 1,209,912 shares of Restricted Stock were granted to employees and key consultants of the Company (the "Participants") in consideration of services rendered by the Participants to the Company, the cancellation of options for an equal number of shares of common stock and payment of the par value of the shares. A total of 578,437 shares of Restricted Stock were unvested at September 30, 2000. These remaining shares of Restricted Stock vest in equal quarterly installments through October 2001.

   The Company has incurred and will continue to incur compensation expense through the vesting period of the Restricted Stock. The value of the Restricted Stock awards of 1,209,912 shares at the date of the grant totaled $755,000, based on the trading price of the Company's common stock of $0.625 per share. The value of the Restricted Stock is amortized on a straight-line basis over the vesting period. The Company recognized $424,000 and $11,000 of expenses related to these awards during fiscal 2000 and 1999, respectively.

   Employee Stock Purchase Plan: In October 1995, Incara adopted the Employee Stock Purchase Plan (the "ESPP"). In April 2000, the stockholders approved an amendment to increase the common stock reserved for issuance under the ESPP to 400,000 shares. Offerings are for one-year periods beginning on October 1 of each year (an "Offering") and are divided into two six-month Purchase Periods (the "Purchase Periods"). Employees may contribute up to ten percent (10%) of gross wages, with certain limitations, via payroll deduction, to the ESPP. Common stock is purchased at the end of each Purchase Period with employee contributions at the lower of 85% of the closing price of Incara's common stock on the first day of an Offering or the last day of the related Purchase Period. As of September 30, 2000, Incara had sold 319,072 shares of common stock pursuant to the ESPP and 80,928 shares were reserved for future issuances.

   Stock Option Plan: Under Incara's 1994 Stock Option Plan (the "1994 Plan"), incentive stock options ("ISOs") or non-qualified stock options to purchase 2,500,000 shares of Incara's common stock may be granted to employees, directors and consultants of the Company. The exercise price of the ISOs granted under the 1994 Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest over three to four years following the date of the grant.

                       INCARA PHARMACEUTICALS CORPORATION

   Stock option activity under the 1994 Plan was as follows:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Shares     Price
                                                            ----------  --------
   Outstanding at September 30, 1997.......................  1,416,710   $ 9.89
     Granted...............................................  1,901,886   $ 9.61
     Exercised.............................................    (15,629)  $ 3.77
     Cancelled............................................. (1,032,835)  $19.18
                                                            ----------
   Outstanding at September 30, 1998.......................  2,270,132   $ 5.47
     Granted...............................................     95,500   $ 5.66
     Exercised.............................................    (21,851)  $ 2.45
     Cancelled............................................. (1,359,220)  $ 7.53
                                                            ----------
   Outstanding at September 30, 1999.......................    984,561   $ 2.70
     Granted...............................................    781,540   $ 3.93
     Exercised.............................................   (140,000)  $ 0.36
     Cancelled.............................................   (288,941)  $ 5.57
                                                            ----------
   Outstanding at September 30, 2000.......................  1,337,160   $ 3.05
                                                            ==========

   In August 1998, Incara's Board of Directors approved a resolution whereby current employees and consultants were granted the right to amend the terms of stock options with an exercise price greater than $11.00 per share. The amended options reduced the exercise price to $8.00 per share, which was the trading value of Incara's stock on the date of the repricing, and extended the vesting period of the stock options.

   The details of stock options outstanding at September 30, 2000 were as follows:

                        Options Outstanding          Options Exercisable
                 ---------------------------------- ----------------------
                    Number               Weighted      Number
                  Outstanding  Weighted   Average    Exercisable  Weighted
                      at       Average   Remaining       at       Average
   Range of      September 30, Exercise Contractual September 30, Exercise
Exercise Prices      2000       Price      Life         2000       Price
---------------  ------------- -------- ----------- ------------- --------
     $0.04            17,029    $ 0.04   6.1 years          --        --
     $0.36           283,048    $ 0.36   4.4 years      283,048    $ 0.36
 $0.60 - $0.81        90,500    $ 0.63   5.7 years       83,832    $ 0.63
     $1.00           162,809    $ 1.00   4.9 years      162,809    $ 1.00
 $1.75 - $2.00       141,855    $ 1.88   9.5 years       66,855    $ 1.75
 $2.37 - $5.09       106,517    $ 3.38   9.4 years       17,571    $ 4.39
     $5.12           458,000    $ 5.12   9.5 years      426,998    $ 5.12
 $7.12 - $8.00        50,026    $ 7.62   7.7 years       42,497    $ 7.64
$11.03 - $20.50       27,376    $14.42   5.6 years       27,376    $14.42
                   ---------                          ---------
                   1,337,160    $ 3.05   7.4 years    1,110,986    $ 3.08
                   =========                          =========

   Under the principles of APB No. 25, the Company does not recognize compensation expense associated with the grant of stock options to employees unless an option is granted with an exercise price at less than fair market value. SFAS 123 requires the use of option valuation models to recognize as expense stock option grants to consultants and to provide supplemental information regarding options granted to employees after September 30, 1995.

                       INCARA PHARMACEUTICALS CORPORATION

   The Company's pro forma information utilizing the Black-Scholes option valuation model for the fiscal years ended September 30, 2000, 1999 and 1998 is as follows:

                                                          2000   1999    1998
                                                         ------ ------- -------
   Net loss (in thousands):
     As reported........................................ $6,665 $19,598 $19,146
     Pro forma.......................................... $6,965 $20,889 $22,353
   Basic and diluted net loss per share:
     As reported........................................ $ 1.06 $  2.98 $  2.69
     Pro forma.......................................... $ 1.10 $  3.17 $  3.14

   Pro forma information regarding net loss was determined as if the Company had accounted for its employee stock options and shares sold under the ESPP under the fair value method of SFAS 123. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option valuation model with the following weighted-average assumptions used for grants:

                                              2000        1999        1998
                                           ----------- ----------- -----------
   Dividend yield.........................     0%          0%          0%
   Expected volatility....................    133%         85%         70%
   Risk-free interest rate................ 6.0% - 6.3% 4.8% - 5.3% 5.3% - 5.6%
   Expected option life after shares are
    vested................................   2 years     3 years     2 years

   For the fiscal years ended September 30, 2000, 1999 and 1998, all stock options issued were either issued at fair market value or were replacement stock options issued pursuant to the Transcell Merger. During fiscal 1998, Transcell granted stock options to consultants with an exercise price below fair market value on the date of the grant.

   Warrants: In May 1998, Incara issued replacement stock warrants to purchase 17,783 shares of Incara common stock at an exercise price of $13.49 in connection with the Transcell Merger. As of September 30, 2000, warrants to purchase 66,816 shares were outstanding, 49,033 of which are exercisable at an exercise price of $8.25 per share until February 2001, and 17,783 of which are exercisable at an exercise price of $13.49 per share until May 2003.

H.  INCOME TAXES

   As of September 30, 2000 and 1999, the Company had federal net operating loss carryforwards of $57,359,000 and $56,375,000, respectively, and state operating loss carryforwards of $18,493,000 and $17,509,000, respectively. The use of these federal net operating loss carryforwards might be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. The federal net operating losses will begin to expire in 2010. The state net operating losses will begin to expire in 2001.

                       INCARA PHARMACEUTICALS CORPORATION

   Significant components of the Company's deferred tax assets at September 30, 2000 and 1999 consisted of the following (in thousands):

                                                               2000      1999
                                                             --------  --------
   Net operating loss carryforwards......................... $ 20,448  $ 20,063
   AMT credit carryforwards.................................       37        37
   Research and development credit carryforwards............    1,195     1,195
   Accrued payroll related liabilities......................    1,204     1,521
   Charitable contribution carryforwards....................      637       441
   Other....................................................      495       533
                                                             --------  --------
     Total deferred tax assets..............................   24,016    23,790
   Valuation allowance for deferred assets..................  (24,016)  (23,790)
                                                             --------  --------
     Net deferred tax asset................................. $    --   $    --
                                                             ========  ========

   Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, all of the deferred tax assets have been fully offset by a valuation allowance. The change in the valuation allowance is primarily a result of the net operating loss carryforwards.

   Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows (dollars in thousands):

                                                      2000     1999     1998
                                                     -------  -------  -------
   Effective tax rate...............................      0%       0%       0%
                                                     =======  =======  =======
   United States Federal statutory rate............. $(2,266) $(6,663) $(6,510)
   State taxes (net of federal benefit).............       1     (273)     853
   Change in valuation reserves.....................     226    4,909    4,394
   Gain on sale of subsidiary.......................     --     2,371      --
   Pipeline research and development................   2,273      --     1,464
   Other............................................    (234)    (344)    (201)
                                                     -------  -------  -------
     Provision for income taxes..................... $   --   $   --   $   --
                                                     =======  =======  =======

I. BUCINDOLOL TRANSACTIONS

   In September 1994, Incara acquired 80.0% of the outstanding stock of CPEC. CPEC held the exclusive, worldwide license from Bristol-Myers Squibb Company to develop bucindolol for congestive heart failure and left ventricular dysfunction.

   In December 1995, the Company entered into a collaboration with Astra Merck Inc. ("Astra Merck") for the development of bucindolol in the United States (the "Astra Merck Collaboration"). During the fiscal year ended September 30, 1998, the Company recognized contract revenue of $834,000 from payments made by Astra Merck to the Company, exclusive of a termination fee of $4,000,000 received in September 1998 discussed below. During the fiscal year ended September 30, 1998, Astra Merck funded $6,065,000 of the Company's research and development expenses. These additional amounts did not flow through the Company's statements of operations, because they were offset against related expenses. Pursuant to the terms of the Astra Merck Collaboration, the Company paid Astra Merck $10,000,000 in December 1997, which had been accrued as a liability at September 30, 1997. In July 1998, Astra Merck's business was restructured to combine it with Astra AB's wholly-owned subsidiary, Astra USA Inc., in a new limited partnership in which Astra AB had

                       INCARA PHARMACEUTICALS CORPORATION
management control as the general partner. The new company, Astra Pharmaceuticals, had an expanded product line that included a beta-blocker (metoprolol succinate). Because metoprolol and bucindolol were both beta-blockers being investigated for heart failure, Astra Pharmaceuticals and the Company agreed in September 1998 to terminate the Astra Merck Collaboration. Pursuant to the Termination and Settlement Agreement, Astra Pharmaceuticals returned to the Company all rights, material and information relating to bucindolol and paid it a termination fee in the amount of $4,000,000. This payment was immediately recognized as contract and license fee revenue because the Company had no ongoing obligations.

   In December 1996, the Company entered into the Knoll Collaboration with Knoll to develop bucindolol for the Knoll Territory. Knoll and the Company had agreed to share the development costs of bucindolol for the Knoll Territory. In general, Knoll was to pay approximately 60% of certain development and marketing costs and the Company was to pay approximately 40% of such costs, subject to certain maximum dollar limitations. The Company recognized contract and license fee revenue from the Knoll Collaboration of $26,000 and $149,000 for the fiscal years ended September 30, 1999 and 1998, respectively.

   On July 15, 1999, Incara restructured its corporate relationship with Interneuron to reduce Interneuron's majority ownership of Incara in exchange for an increased ownership by Interneuron of CPEC. Prior to the Restructuring, CPEC was owned 80.1% by Incara and 19.9% by Interneuron. As a preliminary step in the Restructuring, Incara acquired Interneuron's 19.9% interest in CPEC. Incara redeemed 4,229,381 of the 4,511,084 shares of Incara Common stock owned by Interneuron, in exchange for a 65.0% ownership of CPEC and cancellation of liabilities owed to Interneuron by Incara and CPEC which totalled $2,421,000. This cancellation was treated as a contribution to capital by Interneuron to Incara. The Company's net investment in CPEC of $332,000 at September 30, 2000 is included in Prepaids and other current assets in the accompanying consolidated balance sheet. The Company's share of CPEC's net operating expenses since the date of the Restructuring are included in research and development expenses in the accompanying consolidated statements of operations.

   Before the Restructuring, Incara had funded approximately 80.1% of the net worldwide expenses related to bucindolol and Interneuron funded approximately 19.9%, in proportion to their respective ownership interests in CPEC. After the Restructuring, Incara and Interneuron are responsible for funding 35.0% and 65.0%, respectively, of CPEC's expenses related to the development of bucindolol in the United States and Japan (the "CPEC Territory"). As part of the Restructuring, Incara received an exclusive license of CPEC's rights in the Knoll Territory and is responsible for all bucindolol expenses in the Knoll Territory.

   On July 29, 1999, the double-blind, placebo-controlled, Phase 3 study of bucindolol known as BEST (Beta-blocker Evaluation of Survival Trial) was terminated earlier than scheduled, based on an interim analysis by the Data and Safety Monitoring Board that treatment with bucindolol did not demonstrate a statistically significant improvement in survival in the patient population as a whole. Based on the information, the Company does not expect to pursue the compound further for this or any other indication. All estimated BEST termination costs were accrued as of September 30, 1999.

   On August 3, 1999, Knoll terminated the Knoll Collaboration. Knoll and Incara also terminated the Phase 3 clinical study of bucindolol being conducted in Europe, which was known as BEAT (Bucindolol Evaluation after Acute myocardial infarction Trial). All estimated BEAT termination costs were accrued as of September 30, 1999.

                       INCARA PHARMACEUTICALS CORPORATION

J. ACQUISITIONS AND DISPOSITION

 Renaissance Cell Technologies, Inc. and Aeolus Pharmaceuticals, Inc.

   On March 31, 2000, Incara purchased all of the minority interests of Renaissance and Aeolus. Prior to the acquisitions, Incara owned 78.0% of Renaissance and 65.8% of Aeolus. Incara issued 1,220,041 shares of its common stock in exchange for the subsidiaries' minority ownership. The acquisitions have been accounted for using the purchase method of accounting. The total purchase price of $6,664,000 consisted of 1,220,041 shares of Incara's common stock with a fair value of $5.46 per share, based on the price of the Company's common stock at the date of acquisition. The total purchase price was allocated to purchased in-process research and development and immediately charged to operations because at the date of the acquisition the in-process research purchased was in preclinical stages, feasibility had not been established and it was deemed to have no alternative future use.

   Additionally, Renaissance and Aeolus had no workforce or other tangible fixed assets. Renaissance and Aeolus had incurred approximately $10,000,000 in research and development costs prior to the acquisition of the minority interests by Incara. Incara expects that it will take until at least 2006 to complete development of all aspects of the research and that Renaissance and Aeolus will need to spend in excess of an additional $50,000,000 to do so.

 Transcell Technologies, Inc.

   In May 1998, Incara acquired all of the outstanding stock of Transcell in a merger of Transcell with and into Incara, and also acquired related technology rights held by Interneuron in exchange for Incara common stock with an aggregate market value of $14,200,000. In addition, Incara issued replacement stock options and warrants to purchase 241,705 shares and 17,783 shares, respectively, of Incara common stock to Transcell employees, consultants and warrant holders, with a total estimated value of $1,507,000. Prior to the Transcell Merger, Incara and Transcell were both majority-owned subsidiaries of Interneuron. Under the terms of the Agreement and Plan of Merger between Incara, Transcell and Interneuron dated March 2, 1998, Transcell stockholders received Incara common stock in three installments. The first installment of 320,151 shares was issued upon closing the transaction on May 8, 1998 (the "Closing"). In exchange for certain license and technology rights held by Interneuron, and for Interneuron's continuing guarantee of certain of Transcell's lease obligations, Incara issued to Interneuron 174,672 shares of Incara common stock at Closing with a value of $3,000,000 at the date of issuance and will pay Interneuron a royalty on net sales of certain products that may result from the Merck Collaboration. In lieu of the second installment payment due to Interneuron, Interneuron retained 281,703 shares of Incara common stock as part of the Restructuring. On August 9, 1999, Incara issued 867,583 shares of Incara common stock, valued at approximately $1.38 per share, to the other former Transcell stockholders as payment for their second installment of the Transcell Merger in the principal amount of $1,202,000. On February 8, 2000, Incara issued 856,861 shares of Incara common stock, valued at approximately $3.36 per share, to Interneuron and the other former Transcell stockholders as payment for the third and final installment. The acquisition of Interneuron's 77.9% ownership interest in Transcell by Incara was treated in a manner similar to a "pooling-of-interests", because it represented a transfer of stock between entities under common control. The acquisition of the non-Interneuron ownership interest was accounted for using the "purchase" method of accounting. The Company incurred a charge to operations of $5,343,000 in fiscal 1998 for the purchase of the non-Interneuron interest in Transcell, because feasibility of the in-process research and development was not yet established and the technology had no alternative future use at the date of the acquisition. All of Transcell's prior results of operations were combined with the results of operations of the Company, because Transcell's minority interest owners had no responsibility to fund their share of the losses of Transcell.

                       INCARA PHARMACEUTICALS CORPORATION

   On December 29, 1999, the Company sold the former Transcell operation, known as IRL, to a private pharmaceutical company for $11,000,000 in cash and the right to receive up to an additional $4,000,000 if a compound originating from the Merck Collaboration reaches preclinical and clinical trial milestones. The Company currently does not expect to receive any additional payments from the purchaser. The transaction involved the sale of assets associated with IRL, including rights under the Merck Collaboration and the assumption of related liabilities by the purchaser. The Company recognized a gain of $9,751,000 on the sale of IRL. The Company remains contingently liable through May 2007 on debt and lease obligations of approximately $8,328,000 assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey.

K. AGREEMENTS

 UNC License

   Renaissance has a sponsored research agreement (the "UNC Agreement") with the University of North Carolina at Chapel Hill ("UNC") which covers research at UNC by scientists in the area of hepatic stem cells and which grants Renaissance a first option to obtain an exclusive license to inventions resulting from the agreement with UNC. Renaissance has agreed to reimburse UNC for certain costs incurred in connection with the research, of which $338,000 remained to be paid as of September 30, 2000. In August 1999, Renaissance obtained an exclusive worldwide license (the "UNC License") from UNC to make, use and sell products using proprietary information and technology developed under the UNC Agreement. Renaissance paid license fees of $75,000 to UNC and will also pay milestones on certain development events and royalties on net sales. Renaissance is also obligated to pay patent filing, prosecution, maintenance and defense costs. Unless terminated earlier, the UNC License continues until the last underlying patent expires.

 Opocrin License

   In July 1998, Incara licensed a development compound ("OP2000") from Opocrin S.p.A., of Modena, Italy ("Opocrin"). Incara is investigating the use of OP2000 as a drug for the treatment of inflammatory bowl disease. The license is worldwide except for Japan and Korea. During fiscal 1998, Incara made a $1,000,000 license fee payment to Opocrin, which was expensed by the Company because the compound was in the early clinical stage of development. Incara is responsible for conducting clinical trials for OP2000 and is required to make additional milestone payments to Opocrin upon initiation of Phase 3 clinical trials, upon filing for regulatory approval, upon obtaining regulatory approval and upon achieving specified annual sales.

 Merck Collaboration

   In July 1997, Transcell and Interneuron entered into the Merck Collaboration to discover and commercialize certain novel antibacterial agents. The agreement provided for Merck to make initial payments totaling $2,500,000 which included a non-refundable commitment fee of $1,500,000 and a non-refundable option payment of $1,000,000 plus research support during the first two years of the agreement. Based upon estimated relative value of such licenses and rights, the commitment fee and option payment was shared two-thirds by the Company and one-third by Interneuron. The Company's share of revenue in conjunction with this agreement was $100,000, $2,063,000 and $1,138,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively, including a $1,500,000 milestone payment received from Merck in August 1999. In conjunction with the sale of IRL, the Company has transferred its rights and obligations under the Merck Collaboration and its licenses with Princeton University to the purchaser.

                       INCARA PHARMACEUTICALS CORPORATION

 Duke Licenses

     Aeolus has obtained exclusive worldwide licenses (the "Duke Licenses") from Duke University ("Duke") to develop, make, have made, use and sell products using certain technology in the field of free radical and antioxidant research, developed by certain scientists at Duke. Future discoveries in the field of antioxidant research from these scientists' laboratories at Duke are also covered by the Duke Licenses. The Duke Licenses require Aeolus to use its best efforts to pursue development of products using the licensed technology and compounds. These efforts are to include the manufacture or production of products for testing, development and sale. Aeolus is also obligated to use its best efforts to have the licensed technology cleared for marketing in the United States by the U.S. Food and Drug Administration and in other countries in which Aeolus intends to sell products using the licensed technology. Aeolus will pay royalties to Duke on net product sales during the term of the Duke Licenses, and milestone payments upon certain regulatory approvals and annual sales levels. In addition, Aeolus is obligated under the Duke Licenses to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the Duke Licenses continue until the expiration of the last to expire issued patent on the licensed technology.

 National Jewish Medical and Research Center Agreement

     Aeolus has a sponsored research agreement with National Jewish Medical and Research Center ("NJC") which grants Aeolus an option to negotiate a royalty-bearing exclusive license for certain technology, patents and inventions resulting from research by certain individuals at NJC within the field of antioxidant, nitrosylating and related areas. Aeolus has agreed to support certain of NJC's costs incurred in performance of the research, of which $75,000 remained to be paid as of September 30, 2000.

L. EQUITY FINANCING

     In August 2000, Incara entered into a definitive agreement with Torneaux Fund Ltd. ("Torneaux"), an institutional investor, for an equity financing facility covering the purchase of Incara's common stock over 15 months. Under this facility, Incara will control the amount and timing of stock sold to Torneaux, with the amount of the investment being dependent, in part, on Incara's stock price. Assuming Incara's stock price maintains a minimum threshold, the cumulative potential investment is anticipated to exceed $3,000,000 and is capped at $18,900,000. The agreement includes the issuance of warrants to purchase an amount of common stock equal to 15% of the common stock shares purchased and is subject to a number of conditions. Incara's stockholders approved this financing transaction in October 2000.

M. SUBSEQUENT EVENT (Unaudited)

     On January 22, 2001, Incara closed on a collaborative transaction with Elan Corporation, plc, an Irish company ("Elan"), Elan International Services, Ltd., a Bermuda company ("Elan International") and Elan Pharma International Limited, an Irish company ("Elan Pharma"). The collaboration was the subject of a binding letter agreement, dated December 21, 2000, among Incara, Elan and Elan International. As part of the transaction, Elan International and Incara formed a Bermuda corporation, Incara Development, Ltd. ("Incara Development"), to develop OP2000, an ultra-low molecular weight heparin, for the treatment of inflammatory bowel disease. Incara Development will develop OP2000 using the intellectual property of both Elan and Incara.

     In the collaborative transaction, Incara purchased all of the common stock (6,000 shares) of Incara Development for $7,500,000 and 60.2% (3,612 shares) of the non-voting preferred shares of Incara Development for $4,515,000. The common stock and the non-voting preferred stock owned by Incara represents 80.1% of the outstanding combined common and non-voting preferred stock of Incara Development. Elan International purchased 39.8% (2,388 shares) of the non-voting preferred shares of Incara Development for $2,985,000. The non-voting preferred stock of Incara Development owned by Elan International represents 19.9% of the outstanding combined common and non-voting preferred shares of Incara Development.

     As part of the transaction, Elan International also purchased 825,000 shares of Incara's common stock, 28,457 shares of Incara Series B non-voting convertible preferred stock ("Series B Stock") and a five-year warrant to purchase 22,191 shares of Series B Stock at an exercise price of $72.12 per share for an aggregate purchase price of $4,000,000. Each share of Series B Stock is convertible into ten shares of common stock.

     Elan International also purchased shares of Incara Series C convertible exchangeable non-voting preferred stock ("Series C Stock") for an aggregate purchase price of $12,015,000. The Series C Stock bears an annual mandatory stock dividend of 7%, compounded annually. The Series C Stock is convertible into shares of Incara's Series B Stock at the rate of $64.90 per share. Six years after its issuance, Incara will have the option to either redeem the Series C Stock for cash or for shares of Incara common stock or Series B Stock having a then fair market value of the amount due. The redemption price will be the original issue price plus the compounded 7% annual stock dividend. The proceeds from the Series C Stock issuance was used to fund Incara's obligation to purchase an aggregate of $12,015,000 of the securities of Incara Development. The Series C Stock is exchangeable at the option of Elan International at any time for all of the preferred stock of Incara Development held by Incara which, if exchanged, would give Elan International ownership of 50% of the initial amount of combined common and preferred stock of Incara Development.

     In January 2001, Incara began a Phase 2/3 pivotal clinical study of OP2000 in patients with ulcerative colitis, a form of inflammatory bowel disease. Upon the later of the completion of enrollment of the Phase 2/3 clinical trial or December 21, 2001, Elan International will purchase $1,000,000 of Incara's Series B Stock at a per share price that will be ten times the greater of (a) the average per share price of Incara common stock for the day prior to the purchase, or (b) a 25% premium to the average daily price per share of Incara common stock for the 60 trading day period immediately prior to the purchase, both as reported on the Nasdaq National Market. In addition, as part of the $1,000,000 payment, Incara will issue to Elan International a five-year warrant for 20% of the shares of Series B Stock purchased by Elan International. The exercise price of the Series B Stock under this warrant will be equal to twice the per share purchase price of the Series B Stock purchased on the same date.

     Funding for OP2000 research and development is subject to determination and approval by the management committee of Incara Development, as approved by Elan International and Incara. Elan International and Incara may provide Incara Development's required funding on a pro rata basis based on Elan International's and Incara's respective percentage ownership of the outstanding common and preferred stock of Incara Development, which currently is 80.1% for Incara and 19.9% for Elan International. Subject to mutual agreement, Elan Pharma will lend Incara up to $4,806,000 to fund Incara's pro rata share of development funding for Incara Development. In return, Incara issued a convertible promissory note that bears interest at 10% compounded semi-annually on the amount outstanding thereunder. This note will mature in six years, when it will be payable (provided that it shall not have previously been converted) in an amount equal to the outstanding principal plus accrued interest. Incara has the option to repay the note either in cash or in shares of Series B Stock having a then fair market value of the amount due. The note will be convertible at the option of Elan Pharma at any time after two years into shares of Series B Stock at $43.27 per share. If Elan International, however, exercises its exchange right for an additional 30.1% of Incara Development as discussed above, Elan International shall either pay Incara or reduce the outstanding note by 30.1% of the aggregate amount of the development funding for OP2000 plus interest.

     As part of the transaction, Elan, Elan Pharma and Incara entered into license agreements under which Incara will license to Incara Development the OP2000 compound and Elan Pharma will license to Incara Development its proprietary MEDIPAD Drug Delivery System technology. Incara Development will pay Elan $15,000,000 for a fully paid license to the MEDIPAD Drug Delivery System. Elan, Elan Pharma and Incara are free to develop other products individually or in cooperation with other entities.